SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: January 31, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

This Form 6-K consists of the Invitation to the Extraordinary General Meeting of UBS AG, the Voting Instructions and the Extraordinary General Meeting of UBS AG Shareholder Information brochure that appear immediately following this page.

Invitation to the
Extraordinary General Meeting of UBS AG
Wednesday, 27 February 2008, 10:00 a.m.
(Doors open at 9:00 a.m.)
St. Jakobshalle, Brüglingerstrasse 21, Basel
Agenda
1.	Information Request and Request for Special Audit (Sonderprüfung)

2.	Stock Dividend Creation of Authorized Capital Approval of Article 4b of the Articles of Association

3.	Capital Increase Proposal by the Board of Directors: Mandatory Convertible Notes Creation of Conditional Capital Approval of Article 4a para. 3 of the Articles of Association

Alternative Proposal by Profond: Ordinary Capital Increase Rights Offering

Introduction
Requests for the Inclusion of Items on the Agenda
On 18 December 2007, Ethos, Swiss Foundation for Sustainable Development and Pictet Funds SA (“Ethos”), submitted an information request and a request for a special audit (Sonderprüfung).
On 27 December 2007, UBS AG published a notice in the Swiss Official Commercial Gazette (Schweizerisches Handels-amtsblatt) inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 11 January 2008. On 10 January 2008, Profond Vorsorgeeinrichtung (“Profond”), submitted a request for an ordinary capital increase by means of a rights offering resulting in proceeds in the amount of CHF 13 billion as an alternative to the issuance of the mandatory convertible notes described in agenda item 3.A. and B. herein. No further requests have been submitted.
Organizational Issues
Admission Cards for the Extraordinary General Meeting
Shareholders recorded in the Share Register of UBS AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address by 21 February 2008: UBS AG, Shareholder Services, P.O. Box, CH-8098 Zurich.
Shareholders recorded in the Share Register in the United States may request their admission cards, in writing, at the following address by 21 February 2008: BNY Mellon Shareowner Services, Proxy Processing, P.O. Box 3510, S. Hackensack, NJ 07606-9210.
Previously issued admission cards will become invalid if the corresponding shares are sold prior to the Extraordinary General Meeting. These cards will be recalled if the Share Register is informed of the sale.
Representation at the Extraordinary General Meeting
Shareholders may be represented at the Extraordinary General Meeting by their legal representative or, with a written proxy, by their custodial bank or by any other shareholder entitled to vote at the Extraordinary General Meeting. In addition, every shareholder has the option of having his or her shares represented at the Extraordinary General Meeting by:
-	UBS AG, P.O. Box, CH-8098 Zurich as a corporate or custody proxy

-	Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary) P.O. Box 1156, CH-8021 Zurich as an independent proxy.
Zurich and Basel, 31 January 2008
UBS AG
For the Board of Directors:
Marcel Ospel, Chairman
Item 1
Information Request and Request for
Special Audit (Sonderprüfung)
A. Information Request
On 18 December 2007, Ethos submitted to the Board of Directors and the Auditors a request for information on the effects of the US sub-prime mortgage crisis on UBS AG pursuant to Article 697 of the Swiss Code of Obligations (“CO”).
The questions of Ethos relate in essence to the following matters:
(i) Questions to the Board of Directors

- Independence of control and risk management functions

- Limit to the volume of high-risk transactions

- Existence of a special internal audit in 2006 or 2007

- Risk control relating to the reintegration of Dillon Read Capital Management

- Remuneration system for risk control staff

- 2006 executive remuneration

- Equal treatment of shareholders and the pre-emption rights to subscribe to convertible bonds

(ii) Questions to the Auditors

- Implementation of the Swiss Federal Banking Commission Circular of 27 September 2006

- Possible restatement of the 2006 accounts

- Independence and adequacy of the risk management system since 2006
Answers to the questions under this agenda item 1.A. will be given at the Extraordinary General Meeting. No resolution will be taken under this agenda item 1.A.
No later than 18 February 2008, Ethos’ questions and UBS AG’s answers to them will also be available in writing (German and English) on UBS AG’s website (www.ubs.com).
B. Request for a Special Audit (Sonderprüfung) by Ethos
1. Proposal by Ethos
Subject to the answers received under agenda item 1.A. above, Ethos proposes that a special audit (Sonderprüfung) be undertaken in accordance with Articles 697a et seq. of the CO to establish the facts relating to the information request pursuant to agenda item 1.A.
2. Motion of the Board of Directors
The Board of Directors fully supports a further clarification of the effects of the US sub-prime mortgage crisis on UBS and the root causes for UBS’ large exposure in this area. The Board of Directors distributed the Letter to Shareholders dated 10 January 2008 as well as the Shareholder Information Brochure dated 31 January 2008, and further intends to address any questions addressed to it at the Extraordinary General Meeting. However, the Board of Directors believes that by providing answers to the questions at the Extraordinary General Meeting it is in a position to alleviate the concerns of the requesting shareholder. In addition, the Swiss Federal Banking Commission (EBK) has initiated a separate investigation covering inter alia
- the reasons which led to the loss positions and to the valuation adjustments

- the circumstances in connection with the formation and the dissolution of the business activities of Dillon Read Capital Management (DRCM)

- the process of risk control and valuation of the sub-prime instruments

- the securitisation process

-	the activities of the internal control units (risk control, Group Internal Audit, Board of Directors) in connection with UBS AG entering into the sub-prime market

-	the responsibilities for the sub-prime area, the associated risks and control and the valuation on group level and on the level of the business units (especially at UBS Investment Bank and DRCM)

-	the lessons which UBS AG draws from this incident

-	disclosure of price sensitive information.
There is, therefore, no need for the appointment of a special auditor (Sonderprüfer) through a special court proceeding. The Board of Directors therefore proposes not to approve any proposal for a special audit (Sonderprüfung).
Item 2
Stock Dividend
Creation of Authorized Capital
Approval of Article 4b of the Articles of Association
A. Motion
The Board of Directors proposes the creation of authorized capital in an amount not to exceed 5% of the issued share capital by means of the following addition to the Articles of Association.
Article 4b (new)
Authorized Capital
The Board of Directors shall be authorized, at any time until 27 February 2010, to increase the share capital by a maximum of CHF 10,370,000 through the issuance of a maximum of 103,700,000 fully paid registered shares with a par value of CHF 0.10 each.
     The shareholders shall be granted subscription rights for the acquisition of the new shares in proportion to their shareholdings. The Board of Directors shall be authorized to determine the particulars of the exercise of the subscription rights. Subscription rights that have not been exercised will be used as the Board of Directors determines to be in the interest of the Corporation. The Board of Directors is entitled to issue these shares in partial amounts. The Board of Directors shall determine the date of issue of the new shares. The issue price of the new shares is CHF 0.10 and the contribution for the new shares shall be made by converting into share capital freely available reserves in a maximum amount of CHF 10,370,000. The new shares shall be entitled to dividends as from the financial year in which they are issued.
     The subscription and acquisition of the new shares, as well as any subsequent transfer of the shares, are subject to the registration requirements set out in Article 5 of these Articles of Association.
B. Explanations
The Board of Directors proposes to create authorized share capital in order to allow for distribution of a stock dividend. Upon approval of the proposed authorized share capital, the Board of Directors will increase the share capital by allotting to each existing share one entitlement. A certain number of entitlements will give its holder the right to receive one additional UBS AG share for free. The entitlements will be tradable on virt-x and therefore allow shareholders to choose whether they wish to receive new UBS AG shares or monetize the value of the entitlements by selling them in the market. The initial theoretical value of one entitlement is expected broadly to reflect the CHF value of the dividend for the financial year 2006 subject to market developments.
     The increase of the share capital will not exceed 5% of the share capital issued at the time the entitlements are allotted, or a ratio of one free new share for a minimum of every 20 shares already owned. The exchange ratio will be determined by the Board of Directors, and shareholders will be informed thereof on or by the date of the Annual General Meeting (AGM). No additional shareholders’ resolution is necessary at the AGM.
     It is expected that the record date for allotting the entitlements will be 25 April 2008. Treasury shares held by UBS AG on the relevant record date will not be allotted entitlements for new shares.
     For further information please refer to the separate Letter to Shareholders dated 10 January 2008 and the Shareholder Information Brochure dated 31 January 2008 under the heading “Stock Dividend”.
Item 3
Capital Increase
Proposal by the Board of Directors:
Mandatory Convertible Notes
Creation of Conditional Capital
Approval of Article 4a para. 3 of the Articles of Association
A. Motion of the Board of Directors
The Board of Directors proposes the creation of conditional capital in a maximum amount of CHF 27,775,000 by means of the following addition to the Articles of Association.
Article 4a para. 3 (new)
Mandatory Convertible Notes
The share capital will be increased by a maximum of CHF 27,775,000 through the issuance of a maximum of 277,750,000 fully paid registered shares with a par value of CHF 0.10 each upon voluntary or mandatory conversion of the 9% mandatory convertible notes due 2010 (“MCN”) to be issued by the Corporation or one of its subsidiaries to one or several long-term financial investors. The conditions of the conversion rights under the MCN shall be determined by the Board of Directors.
     The advance subscription right and the pre-emptive right of the shareholders shall be excluded in connection with the issuance of the MCN and upon voluntary or mandatory conversion of the MCN in favor of the MCN holders. The issue price of the registered shares to be issued upon voluntary or mandatory conversion of the MCN will be determined by reference to the respective market price of the registered shares at the time of (i) the public announcement of the MCN, (ii) the shareholders’ approval of this Article 4a para. 3, and (iii) the conversion of the MCN. The voluntary or mandatory conversion of the MCN is to occur within a period of two years after the issuance of the MCN.
     The acquisition of shares upon voluntary or mandatory conversion of the MCN as well as any subsequent transfer of the shares are subject to the registration requirements set out in Article 5 of these Articles of Association.
B. Explanations
The Board of Directors intends to issue mandatory convertible notes (MCN) in the amount of CHF 13 billion to two long-term financial investors. These investors have agreed to subscribe for CHF 11 billion and CHF 2 billion, respectively. The notes mature at the latest in two years (expected 5 March 2010). Through the lifetime of the MCN, the holders of the notes will receive an annual coupon of 9% of the nominal value of the notes, but no dividends on the underlying shares.
     Existing shareholders will not be granted advance subscription rights. This statutory right may be excluded for valid reasons. The Board of Directors, when proposing that the advance subscription right of the shareholders is excluded, has to determine whether the exclusion of advance subscription rights is in the best interest of the company and whether it is necessary to achieve the desired aim. Considering the recent substantial write-downs and their impact on the capital position of UBS AG, and given the current situation of the financial markets, the Board of Directors concluded that an immediate strengthening of the capital base of the company was the overriding objective which needed to be achieved immediately. This objective could only be realized if investors could commit new capital immediately and on a firm basis. The Board of Directors therefore concluded that an issuance of MCNs at the exclusion of advance subscription rights of existing shareholders was justified under the circumstances. Other alternatives, most notably a rights offering, would not have led to the same certainty in funding of UBS AG and would not, therefore, have had the desired effect of strengthening the UBS AG capital base immediately.
     As explained in some detail in the Shareholder Information Brochure dated 31 January 2008 under the heading “Mandatory Convertible Notes”, the minimum number of UBS shares to be delivered upon conversion of the MCN is expected to be 176.6 million, and the maximum number is expected to be 252.5 million. However, if dilutive events (such as capital increases at a discount and dividends in cash or in specie above CHF 2.20 in 2008 or 2009) occur prior to conversion, the conversion price(s) will be adjusted, which will increase the maximum number of shares. Therefore, UBS proposes to its shareholders to approve the creation of conditional capital in the amount of 277.75 million shares; the higher number of shares is designed to provide headroom should dilutive events occur prior to conversion.
     For further information, in particular as to the exclusion of the advance subscription rights, the terms and conditions of the MCN and the number of shares to be issued upon conversion, please refer to the separate Letter to Shareholders dated 10 January 2008 and the Shareholder Information Brochure dated 31 January 2008 under the heading “Mandatory Convertible Notes”.
Alternative Proposal by Profond:
Ordinary Capital Increase
Rights Offering
C. Motion of Profond
Profond proposes that as an alternative to the creation of conditional capital for the purpose of issuing the MCN, UBS AG shall effect an ordinary capital increase with subscription rights allotted to existing shareholders (rights offering). The rights offering should be structured in a manner that also results in proceeds in the amount of CHF 13 billion. The proposal of Profond would lead to an ordinary capital increase with the following parameters:
1.	Increase of the share capital from the current CHF 207,225,328.60 by a maximum amount of CHF 52,000,000 to a maximum of CHF 259,225,328.60 through the issuance of a maximum of 520,000,000 fully paid registered shares with a par value of CHF 0.10 each at an issue price of CHF 0.10. The final number of shares to be issued will be determined by the Board of Directors shortly before the launch of the rights offering and will be set at a number that results in net proceeds to UBS AG of approx. CHF 13 billion.

2.	The Board of Directors is authorized to determine the subscription price. The new shares to be issued shall be entitled to dividends from the financial year 2008.

3.	The contributions for the new shares to be issued shall be effected in cash.

4.	The new shares shall have no preferential rights.

5.	The new shares to be issued are subject to the registration requirements set out in Article 5 of the Articles of Association.

6.	The subscription rights of the current shareholders shall be granted directly or indirectly. Shares in respect of unexercised subscription rights are to be sold at market conditions.

7.	The Board of Directors shall effect the capital increase and file for its registration with the Commercial Register within three months from the shareholders’ meeting.
Profond has submitted its motion as an alternative to the proposal of the Board of Directors referred to in agenda item 3.A above. If the original proposal of the Board of Directors to create conditional capital underlying the MCN is approved by the shareholders, the alternative proposal submitted by Profond will not be voted upon since the two proposals exclude each other, i.e., it is not possible to have both proposals approved.
The Board of Directors proposes to reject the proposal of Profond for the reasons set out below.
Prior to announcing the capital improvement measures on 10 December 2007, the Board of Directors considered but ultimately did not pursue the option of a rights offering. A rights offering would not have created the certainty of an immediate commitment of fresh capital. In addition, a rights offering features a number of disadvantages compared to the issuance of the MCN:
•	A rights offering is likely to be unsuccessful if the market price of the offered shares falls below the subscription price. For this reason, rights offerings are generally conducted at a discount to current market prices.

•	A rights offering will need to be fully underwritten by a syndicate of banks or otherwise guaranteed by a third party. If the rights offering is not underwritten, there is no certainty whether any new capital can be raised at all, and how much can be raised.

•	Given the discount required in connection with a rights offering in the current market environment, UBS may have to offer up to 520 million shares to achieve net proceeds of CHF 13 billion. This number is substantially higher than the number of shares required for the issuance of the proposed MCN (up to 277.75 million shares) yielding the same amount of proceeds. For shareholders who do not take up their rights, this means a substantial dilution.

•	A rights offering would have to be structured as a public offering in several jurisdictions to allow as many shareholders as possible to participate in the offering. In this connection, UBS AG needs to prepare a prospectus and have the same approved by the competent regulatory authorities in Switzerland and the European Union (in addition to filings in the United States of America). The time required to prepare and seek approval for a rights offering will significantly delay the issuance of new shares and the closing of the capital improvement measures planned by UBS. It would hardly be possible to close the rights offering within the statutory timeframe of three months.

•	The statutory timeframe of three months also does not provide enough flexibility in case of unforeseen events or market disruptions.

•	The announcement of a rights offering of this size would cause downward pressure on our share price, and thus would increase the uncertainty both as to the success of and the proceeds expected from a rights offering.
The Board of Directors, therefore, determined that the issuance of an MCN to two long-term financial investors was in the best interests of UBS and its shareholders, and preferable to any other option. Further explanations can be found in the Shareholder Information Brochure dated 31 January 2008 under the heading “Mandatory Convertible Notes”.
The issuer may file a registration statement (including a prospectus) with the SEC for any offering pursuant to the stock dividend described herein. Before you invest in any such securities, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and such offering. You may get these documents, once filed, for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the company will arrange to send you the prospectus after filing if you request it by calling +41-44-236 6770 or, if you are calling from the United States, by calling toll-free +1-866-541-9689. Our investor relations department would be happy to address any questions you may have. You may reach them at +41-44-235 4100 or, if you are calling from the United States, at +1-212-882-5734.
This invitation and all documents referred to herein are not an offering of any securities that may be described in this invitation or any documents referred to herein.

Extraordinary General Meeting of UBS AG
Shareholder Information
31 January 2008

1	Letter to Shareholders

2	Overview of Capital Improvement Measures

4	Stock Dividend
4	What is the UBS Stock Dividend?
4	Creation of Authorized Capital
5	How does the Stock Dividend work?
8	Expected Timetable for the Stock Dividend
9	What do I have to do as a UBS shareholder?
9	Tax Aspects
11	Frequently Asked Questions

13	Mandatory Convertible Notes
13	Background
13	Creation of Conditional Capital
13	Description of the Mandatory Convertible Notes
16	Background on Government of Singapore Investment Corporation Pte. Ltd.
16	Mandatory Convertible Notes compared with a Rights Offering of UBS
17	Frequently Asked Questions
19	Summary Term Sheet of the Mandatory Convertible Notes

20	Contacts

Shareholder Information
31 January 2008
Letter to Shareholders
Dear Shareholders,
On 10 December 2007 we announced a comprehensive capital improvement program and now are submitting for approval two important elements of this program to the extraordinary general meeting of 27 February 2008.
     First, the Board of Directors proposes to replace the 2007 cash dividend with a stock dividend, i.e. a bonus issue of new shares. Second, conditional capital needs to be created to underlie the mandatory convertible notes to which two long-term financial investors have agreed to subscribe.
     The measures that we submit to you are based upon an examination of all options available and the careful strategic considerations of the Board of Directors. First, these measures are designed to make sure that — despite a disappointing overall loss in the fourth quarter of 2007 — UBS remains one of the best capitalized firms in the international banking sector. This is a crucial requirement with regard to supporting our clients’ confidence in UBS’s financial strength. In addition, these measures will help us to avoid a weakening of our funding position and an increase in borrowing costs in the international financial markets.
     In the past weeks we have received letters and reactions from shareholders indicating their interest in participating in the mandatory convertible notes or a rights issue. As a matter of fact we did consider such a possibility. However, we concluded that the announcement of a strengthening of the capital base would have the desired effect only if we could communicate to our stakeholders that new capital was immediately committed to UBS. From a timing point of view, this goal could only be achieved by issuing notes to investors who would be able and willing to firmly commit at least CHF 2 billion of new capital each. For the same reason, we rejected the option of a rights issue, because it would not have created the certainty of an immediate commitment of fresh capital. It is in the interest of all our shareholders that UBS is able to continue to pursue its strategy without disruption and from a position of financial strength.
     We also feel that it is a valuable demonstration of confidence to bring in highly reputable, stable, long-term financial investors. We believe that the Government of Singapore Investment Corporation Pte. Ltd. (“GIC”) as lead investor fully meets these criteria.
     You will find the details of our capital improvement program and the respective proposals in this shareholder information brochure. I will be pleased to answer additional questions and information requests at the extraordinary general meeting.
     I of course deeply regret having to write to you under such circumstances. However, I am also convinced, as is the rest of our Board, that the steps we propose to take represent the most prudent course of action, and are in the best interests of our company and its shareholders. I therefore hope that you will see fit to vote in favor of the Board’s proposed measures, and thereby help lay the foundation for future growth of our company.
Zurich and Basel, 31 January 2008
UBS AG
For the Board of Directors:

Marcel Ospel, Chairman

Shareholder Information
31 January 2008
Overview of Capital Improvement Measures
▪	Announced capital improvement measures of CHF 19.4 billion as of 10 December 2007

▪	The capital improvement measures will substantially bolster UBS’s Tier 1 capital ratio and provide a solid basis for future growth

▪	The capital improvement measures are designed to maintain one of the highest Tier 1 capital ratios in the international banking sector

▪	Shareholders are asked to approve underlying capital for the stock dividend and mandatory convertible notes at the forthcoming extraordinary general meeting

▪	Subject to approval by the extraordinary general meeting, UBS shareholders will receive up to 103.7 million new shares out of a maximum of 381.5 million new UBS shares to be created

▪	Board of Directors recommends approval of all motions in relation to the capital improvement measures submitted at the extraordinary general meeting
Stock Dividend
-	Shareholders may choose to receive new UBS shares for free or obtain cash proceeds broadly comparable to the dividend paid for the financial year 2006

-	Every shareholder will receive one tradable entitlement for each UBS share held on 25 April 2008

-	Final exchange ratio for one new UBS share (at least 20:1) will be determined and communicated by the Board of Directors on or by the annual general meeting

-	Tax efficient instrument for many shareholders

-	Backed through authorized capital of up to 5%, to be approved by the extraordinary general meeting

-	Creation of new shares for stock dividend will reduce relative participation of investors in the mandatory convertible notes

-	Board of Directors recommends that shareholders approve the stock dividend
The mechanism for this stock dividend is designed to provide shareholders with the opportunity to obtain cash proceeds comparable to the cash dividend paid in the previous year.
We propose to allocate one entitlement to each share outstanding on the record date, which is expected to be after the regularly scheduled annual general meeting (the “AGM”) to be held on 23 April 2008. A certain number of entitlements, yet to be determined by the Board of Directors, will give the holder the right to receive one additional UBS share for free. The entitlements will be tradable.
To enable the stock dividend to be issued, we ask you to approve the creation of authorized capital at the extraordinary general meeting (the “EGM”) in February. The size of the stock dividend decided upon by the Board of Directors will not exceed 5% of the current share capital, or a ratio of one free new share for a minimum of 20 existing shares. The final exchange ratio will be determined by the Board of Directors, and shareholders are expected to be informed on or by the day of the AGM in April 2008.
The creation of up to 103.7 million new shares for the stock dividend to be allocated to UBS shareholders will increase the number of UBS shares outstanding, and therefore will reduce the relative post-conversion participation of the investors in the mandatory convertible notes in UBS, compared with what it otherwise would be if the stock dividend is not allocated.
This stock dividend is tax efficient for many shareholders resident in Switzerland and for those in many other countries.
Unlike a cash dividend, where the Swiss withholding tax of 35% is deducted from the gross amount payable, the stock dividend will be allocated to shareholders without deduction of Swiss withholding tax. For Swiss income tax purposes, the taxable value of the stock dividend will approximately be equal to CHF 0.15 per share distributed as a stock dividend, proportionately allocated to the entitlements distributed. For Swiss shareholders, this is a very small fraction of the taxable value of an equivalent cash dividend.
The taxation of shareholders not resident in Switzerland depends on the laws of their tax jurisdiction. In many cases, the distribution of entitlements and the exercise thereof should be tax-free. Shareholders should consult with their own tax advisors to determine the tax treatment applicable to them.
Mandatory Convertible Notes
-	Immediate and firm commitment of CHF 13 billion by two long-term financial investors as from the date of announcement of capital improvement measures

-	Mandatory convertible notes allow for an indirect placement of UBS shares to the investors in the MCNs at prevailing market prices, without a discount

-	Efficient instrument without substantial documentation efforts and quicker to execute than a public offering of mandatory convertible notes or a rights offering

-	Shares underlying mandatory convertible notes will be issued from conditional capital, to be approved by EGM

-	Board of Directors recommends that shareholders approve the conditional capital
UBS AG (“UBS”) proposes to issue mandatory convertible notes (the “MCNs”) in the aggregate amount of CHF 13 billion to two long-term financial investors. The Government of Singapore Investment Corporation Pte. Ltd. (“GIC”) has agreed to subscribe for CHF 11 billion, and an investor from the Middle East for CHF 2 billion. Upon maturity, the MCNs will be converted into UBS shares at a price that is linked to the market price of UBS shares at specified dates.
The 9% annual coupon of the MCNs takes into account the following factors:
-	first, the cost of borrowing;

-	second, the fact that before conversion MCN holders will not receive any dividends (compared to the fact that the UBS share had a historic dividend yield of slightly below 4% based on the share price immediately prior to announcement of the capital improvement measures on 10 December 2007);

-	third, the fact that the MCN holders bear the risk of share price deterioration between the date of the announcement in December 2007, the date of the EGM and the date of conversion. The MCNs have a guaranteed floor price in favor of UBS: if the share price of UBS falls below the minimum conversion price, the investors will at conversion still have to acquire UBS shares at the minimum conversion price, regardless of how low the market price is. The 9% coupon also compensates the investors for this risk; and

-	finally, the fact that the MCN holders only benefit from an increase in the share price of UBS once the share price exceeds 117% of the reference price.
Based on the maximum number of shares to be issued under the MCNs, the MCN holders, as a result of conversion, would hold approximately 10.4% of UBS’s shares (after distribution of the stock dividend and in the absence of any dilutive events), of which GIC’s stake would be approximately 8.8%. Details of the terms of the transaction can be found in the summary term sheet at the end of this document.
We ask you to approve the creation of conditional capital for the UBS shares that will be issued to holders of the MCNs upon conversion of the MCNs. Your approval is a pre-requisite for this capital transaction taking place. According to the agreements with the investors in the MCNs, issuance and subscription of the MCNs is subject to your approval of the conditional capital.
Should the shareholders at the EGM not approve the creation of conditional capital as proposed by the Board of Directors, the investors in the MCNs would no longer be obligated to honor their investment commitment. In this case, UBS would not receive the CHF 13 billion additional Tier 1 capital as announced on 10 December 2007. This would result in our Tier 1 capital ratio falling below the level we consider advisable for the development of our business. UBS considers a Tier 1 capital ratio of between 11% and 12% to be required in order to allow us to develop our business in the future. The impact on UBS’s credit rating and on its funding costs of any failure to receive the CHF 13 billion of additional capital are uncertain, but would most likely be negative.
Treasury Shares
-	Rededication for disposal of 36.4 million treasury shares earmarked for cancellation

-	Rededication in the discretion of the Board of Directors
The Board of Directors has used its discretion to rededicate for disposal the 36.4 million treasury shares UBS currently holds, which were previously intended for cancellation. At the time of announcement of the capital improvement measures on 10 December 2007, this decision added approximately CHF 2 billion to UBS’s Tier 1 capital. No final decision has been taken yet as to when and how these shares will be used.

Shareholder Information
31 January 2008
Stock Dividend
What is the UBS Stock Dividend?
The Board of Directors proposes to replace the cash dividend for the financial year ended 31 December 2007 with a stock dividend. Instead of paying a cash dividend, UBS intends to allot to its shareholders tradable entitlements (the “Entitlements”) to receive new UBS shares (the “New Shares”) for free. A certain number of Entitlements, yet to be determined by the Board of Directors, will give the holder of the Entitlements the right to receive one New Share for free (the “Exchange Ratio”). The Entitlements are expected to be tradable on virt-x and therefore to allow the shareholders to choose between receiving New Shares or monetizing the value of the Entitlements by selling them in the market. The initial theoretical value of one Entitlement is expected to broadly reflect the CHF value of the dividend paid for the financial year ended 31 December 2006, subject to market developments.
     The substitution of the stock dividend for a cash dividend will have a positive impact on UBS’s Tier 1 capital ratio. In addition, the stock dividend will allow UBS to offer its shareholders a means of obtaining cash even after the recently announced write downs and their subsequent impact on overall profitability for the financial year ended 31 December 2007. The New Shares will be created by conversion of a maximum of CHF 10,370,000 of freely available reserves into share capital, as compared with CHF 20.7 billion of freely available reserves of the parent company shown in its statutory financial statements as of 31 December 2006.
     In order for UBS to be in a position to distribute a stock dividend, the Board of Directors asks the EGM to approve the creation of authorized capital in an amount of up to 5% of the total currently issued share capital, reflecting a maximum Exchange Ratio of 20:1, i.e. no fewer than 20 Entitlements for one New Share.
Creation of Authorized Capital
The Board of Directors proposes that UBS creates authorized capital in an amount not to exceed CHF 10,370,000, or 103,700,000 New Shares, corresponding to approximately 5% of the current issued share capital. The issue price of the New Shares will be CHF 0.10 and the contribution for the New Shares is proposed to be made by converting into ordinary share capital freely available reserves in a maximum amount of CHF 10,370,000. The use of authorized capital (as compared to an ordinary capital increase) provides the Board of Directors with greater flexibility to execute the distribution of the stock dividend, given the expected time gap between the creation of the authorized capital at the EGM taking place on 27 February 2008 and the announcement of the Exchange Ratio and the subsequent number of New Shares to be issued following the AGM on 23 April 2008.
     As noted, the Exchange Ratio will in no event fall below 20:1, i.e. no fewer than 20 Entitlements will enable a holder to receive one New Share for free. The Exchange Ratio will be determined on the basis of the then UBS share price, so that each Entitlement will have a theoretical value broadly corresponding to the CHF value of the dividend paid for the financial year ended 31 December 2006, subject to market developments. The Exchange Ratio will be determined by the Board of Directors, and shareholders will be informed thereof on or by the date of the AGM.

Key facts and expected dates

Creation of Underlying Share Capital	Extraordinary General Meeting, to be held on 27 February 2008

Procedure	Allocation of one tradable Entitlement to each existing UBS share on the Record Date for Allotment of Entitlements

Exchange Ratio	To be determined by the Board of Directors on or by 23 April 2008; Exchange Ratio of at least 20 Entitlements for 1 New Share

Record Date for Allotment of Entitlements	25 April 2008 after close of business

Ex-Entitlement date	28 April 2008 before market opening (Swiss time)

Entitlement Trading Period	28 April through 9 May 2008 on virt-x only

Record Date for Allotment of New Shares	15 May 2008 after close of business

First Trading Day of New Shares	19 May 2008

Delivery of New Shares	19 May 2008

How does the Stock Dividend work?
Summary
If the EGM of 27 February 2008 approves the proposed creation of up to CHF 10,370,000 of authorized capital, shareholders will receive one tradable Entitlement for each UBS share they hold at the record date for the allotment of Entitlements, which is currently expected to be 25 April 2008 after close of business. Shareholders can either receive New Shares at the Exchange Ratio or sell their Entitlements in the market and receive the proceeds of such sale.
     Fractions can be eliminated by either buying additional Entitlements or selling Entitlements in the market during the Entitlement Trading Period. See “Trading of Entitlements” below.
     After the Entitlement Trading Period, Entitlements (to the extent held in integral multiples of the Exchange Ratio) will automatically be exchanged into New Shares at the Exchange Ratio. Entitlements representing fractions of a New Share held after the end of the Entitlement Trading Period will be cancelled and will not be compensated by UBS in its capacity as issuer. If you hold UBS shares through a custodian bank or broker, you should consult it, as different arrangements may apply.
Entitlements
If the authorized capital is created as proposed by the Board of Directors, shareholders will receive one Entitlement for each UBS share held on the record date for the allotment of Entitlements. See “Record Date, Allocation of Entitlements and Notification of Shareholders” below. A certain number of Entitlements, yet to be determined by the Board of Directors, will be needed to receive one New Share for free.
     The Entitlements are expected to be traded on the UK exchange-regulated market segment of virt-x during the Entitlement Trading Period. See “Trading of Entitlements” below.
Exchange Ratio
If the authorized capital is created as proposed by the Board of Directors, holders of Entitlements will have the right to receive one New Share for free against delivery of the number of Entitlements specified by the Exchange Ratio. The Exchange Ratio will be determined by the Board of Directors, and will be communicated to the public on or by the day of the AGM, i.e. on 23 April 2008. The authorized capital required for the stock dividend will not exceed 5% of the currently existing share capital, and therefore the maximum Exchange Ratio will be 20:1, i.e. no fewer than 20 Entitlements for one New Share.
Record Date, Allocation of Entitlements and Notification of Shareholders
If the authorized capital is created as proposed by the Board of Directors, the following procedures apply:
Record Date:
The record date for the allocation of the Entitlements is currently expected to be 25 April 2008 after close of business (the “Record Date”).
Shares held in the SIS SegaInterSettle system through custody accounts with custodian banks or brokers:
Each UBS share will be allocated one Entitlement on the Record Date. Allocation and notification to shareholders will be made by their respective custodian bank or broker.
Shares held with BNY Mellon Shareowner Services through Depository Trust Company (“DTC”):
Each UBS share will be allocated one Entitlement on the Record Date. Allocation and notification to shareholders will be made by BNY Mellon Shareowner Services through the respective custodian bank or broker.
Shares held in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register:
Each UBS share will be allocated one Entitlement on the Record Date. Allocation and notification to shareholders will be made by UBS Shareholder Services.
Shares held directly with BNY Mellon Shareowner Services:
Each UBS share will be allocated one Entitlement on the Record Date. Allocation and notification to shareholders will be made directly by BNY Mellon Shareowner Services.
Treasury Shares:
Treasury shares held by UBS at the Record Date will not be allocated any Entitlements.
Trading of Entitlements
Entitlements are expected to be tradable on the UK exchange-regulated market segment of virt-x from 28 April through 9 May 2008 (the “Entitlement Trading Period”). Entitlements will not be tradable on the New York Stock Exchange (the “NYSE”).
     During the Entitlement Trading Period, shareholders who hold their shares in the SIS SegaInterSettle system through custody accounts with custodian banks or brokers, and shareholders who hold their shares with BNY Mellon Shareowner Services through DTC, may instruct their custodian bank or broker to sell part or all of their Entitlements or buy additional Entitlements on virt-x. No arrangements have been made for the sale or purchase of Entitlements by shareholders holding shares in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register, or directly with BNY Mellon Shareowner Services. If any such shareholder should wish to sell his or her Entitlements, he or she should make arrangements to deposit his or her UBS shares with the custodian bank or broker of his or her choice.
     Virt-x trades in the Entitlements are expected to be settled two trading days after execution (T+2).
     You should be aware that a sale of Entitlements may reduce your proportionate shareholding in UBS.

Shareholder Information
31 January 2008
Exchange of Entitlements
Exchange of Entitlements into New Shares will take place after the end of the Entitlement Trading Period and will be free of charge.
Shares held in the SIS SegaInterSettle system through custody accounts with custodian banks or brokers:
Instructions for exchanging and/or selling/buying Entitlements need to be directed to the respective custodian bank or broker, as the case may be, within the time period set by such custodian bank or broker and will be subject to the shareholder’s respective arrangements with it. Shareholders are asked to follow the instructions of their custodian bank or broker.
     Generally, Entitlements held after the end of the Entitlement Trading Period will automatically be exchanged into New Shares and delivered to the respective custodian banks or brokers, as the case may be. Fractions remaining after the end of the Entitlement Trading Period will lapse without any right of compensation from UBS in its capacity as issuer. Accordingly, shareholders receiving fractions are encouraged to consult their custodian bank or broker, as the case may be, with respect to the treatment of such fractions.
Shares held with BNY Mellon Shareowner Services through DTC:
Instructions for exchanging and/or selling/buying Entitlements need to be directed to the respective custodian bank or broker, as the case may be, within the time period set by such custodian bank or broker and will be subject to the shareholder’s respective arrangements with it. Shareholders are asked to follow the instructions of their custodian bank or broker.
     Generally, Entitlements held after the end of the Entitlement Trading Period will automatically be exchanged into New Shares and delivered to the respective custodian banks or brokers, as the case may be. Fractions remaining after the end of the Entitlement Trading Period will lapse without any right of compensation from UBS in its capacity as issuer. Accordingly, shareholders receiving fractions are encouraged to consult their custodian bank or broker, as the case may be, with respect to the treatment of such fractions.
Shares held in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register:
Shareholders holding enough Entitlements to exchange for one or more New Shares qualify for an automatic share allocation. The physical share certificate representing New Shares will be sent to the registered address of the shareholder automatically. Shareholders holding fractions will be compensated in cash as described under “Fractions” below.
Shares held directly with BNY Mellon Shareowner Services:
Shareholders holding enough Entitlements to exchange for one or more New Shares will qualify for an automatic share allocation. Shareholders holding fractions will be compensated in cash as described under “Fractions” below.
Fractions
Fractions — i.e., a number of Entitlements that is not an integral multiple of the Exchange Ratio — remaining after the end of the Entitlement Trading Period will lapse without any right of compensation from UBS in its capacity as issuer.
Shares held in the SIS SegaInterSettle system through custody accounts with custodian banks or brokers:
Shareholders receiving fractions will, subject to their arrangements with their custodian bank or broker, as the case may be, be able to instruct it to sell the number of Entitlements representing fractions or, alternatively, purchase additional Entitlements, on virt-x during the Entitlement Trading Period.
Shares held with BNY Mellon Shareowner Services through DTC:
Shareholders holding fractions will, subject to their arrangements with their custodian bank or broker, as the case may be, be able to instruct it to sell the number of Entitlements representing fractions or, alternatively, purchase additional Entitlements, on virt-x during the Entitlement Trading Period.
Shares held in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register:
Fractions will be aggregated by UBS Shareholder Services and exchanged into New Shares at the record date for the New Shares, which is currently expected to be 15 May 2008. The New Shares will then be sold by UBS Shareholder Services, with the proceeds of the sale of the New Shares being distributed to holders of fractions according to their holdings. For shareholders who have specified a bank account to pay their proceeds to, the payment will be transferred to this bank account. Shareholders who hold their share certificates themselves and have not provided payment instructions to UBS Shareholder Services will be sent a payment certificate by post. This can be presented for payment, free of charge, at any UBS branch office with counter service in Switzerland.
Shares held directly with BNY Mellon Shareowner Services:
Fractions will be aggregated by BNY Mellon Shareowner Services and exchanged into New Shares at the record date for the New Shares, which is currently expected to be 15 May 2008. The New Shares will then be sold by BNY Mellon Shareowner Services (or by UBS acting on behalf of BNY Mellon Shareowner Services), with the proceeds of the sale of the New Shares distributed to holders of fractions according to their holdings.
First Trading Day and Delivery of New Shares
Investors who hold Entitlements after the Entitlement Trading Period will automatically be delivered New Shares in a number corresponding to the Exchange Ratio or an integral multiple thereof. UBS will apply to list the New Shares on the SWX Swiss Exchange and on the NYSE. Trading in the New Shares on both exchanges is expected to commence on

19 May 2008. The delivery of the New Shares is expected to take place on 19 May 2008. The New Shares will be fully fungible with the existing UBS shares.
     You should be aware that a sale of New Shares will reduce your proportionate shareholding in UBS.
Theoretical Examples and Calculations
The theoretical value of an Entitlement depends on the Exchange Ratio (yet to be determined by the Board of Directors) and the price of the existing UBS shares. The following table provides you, for illustrative purposes only, with an overview of the theoretical values of the Entitlements for various share prices assuming Exchange Ratios of 20:1 and 25:1 respectively:
Table with theoretical values of Entitlements

	Exchange Ratio
	20:1	25:1
Price of UBS share in CHF	Theoretical Value of Entitlement in CHF

35.00	1.67	1.35

37.50	1.79	1.44

40.00	1.90	1.54

42.50	2.02	1.63

45.00	2.14	1.73

47.50	2.26	1.83

50.00	2.38	1.92

52.50	2.50	2.02

55.00	2.62	2.12

Calculation of theoretical value of Entitlement (illustrative example):
Assuming a UBS share price of CHF 45.00 and an Exchange Ratio of 20:1 the theoretical value of an Entitlement is derived, for illustrative purposes only, as follows: CHF 45.00 / (20+1) = CHF 2.14, i.e. the theoretical value of an Entitlement would be CHF 2.14 whereas the theoretical ex-Entitlement price of the UBS share would be CHF 42.86.
     Please note that the theoretical value is a function of the share price and the Exchange Ratio. The actual trading price of the Entitlements may vary from the theoretical value calculation.
Illustrative examples assuming an Exchange Ratio of 20:1

Note: The examples below apply only to shareholders who hold their shares in the SIS SegaInterSettle system through a custodian bank or broker, or with BNY Mellon Shareowner Services through DTC. They do not apply to shareholders holding their shares directly with BNY Mellon Shareowner Services or to shareholders holding their shares in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register.

Ex.	Intention	Needed action

A.	A shareholder holds 20 Entitlements and wishes to receive New Shares for all of these Entitlements.	The shareholder is invited to inform her or his custodian bank or broker accordingly. Her or his 20 Entitlements will be exchanged into 1 New Share for free.

B.	A shareholder holds 25 Entitlements and wishes to receive New Shares for all of these Entitlements.	The shareholder is invited to inform her or his custodian bank or broker to exchange 20 Entitlements into 1 New Share for free. In order to receive an additional New Share, the shareholder will have to make arrangements with her or his custodian bank or broker to buy 15 additional Entitlements on virt-x during the Entitlement Trading Period.

C.	A shareholder holds 25 Entitlements and wishes to receive as many New Shares as possible without having to buy further Entitlements.	The shareholder is invited to inform her or his custodian bank or broker accordingly. Her or his 20 Entitlements will be exchanged into 1 New Share for free. With the 5 remaining Entitlements the shareholder can do the following:
- make arrangements with her or his custodian bank or broker to sell them on virt-x during the Entitlement Trading Period or

-    otherwise follow the instructions of the custodian bank or broker. The handling and compensation of fractions attributable to clients of a custodian bank or broker is within the discretion of the respective custodian bank or broker.

D.	A shareholder holds Entitlements and wishes to monetize the value represented by the Entitlements.	The shareholder can make arrangements with her or his custodian bank or broker to sell her or his Entitlements on virt-x during the Entitlements Trading Period.

E.	A shareholder holds Entitlements and forgot or did not want to exchange these Entitlements into New Shares.	The Entitlements will be automatically exchanged into New Shares. The handling and compensation of fractions attributable to clients of a custodian bank or broker is within the discretion of the respective custodian bank or broker. Fractions held after the end of the Entitlement Trading Period will lapse, without any right of compensation from UBS in its capacity as issuer.

Shareholder Information
31 January 2008
Trading in UBS shares by UBS and its Affiliates
During the distribution of Entitlements and New Shares, UBS and certain UBS affiliates intend to engage in various dealing and brokerage activities involving the Entitlements and UBS shares when and to the extent permitted by applicable law. Among other things, UBS and certain of its affiliates, as the case may be, intend (1) to make a market in the Entitlements and UBS shares by purchasing and selling the Entitlements and UBS shares for their own account; (2) to engage in solicited and unsolicited transactions, as principal or agent, in the Entitlements; (3) to engage in unsolicited brokerage transactions in UBS Shares with their customers; (4) to make a market, from time to time, in derivatives (such as options, warrants and other instruments) relating to UBS shares for their own account and the accounts of their customers; (5) to engage in trades in UBS shares for their own account and the accounts of their customers for the purpose of hedging their positions established in connection with the derivatives market making described above; (6) to engage in repurchases of UBS shares consistent with UBS group treasury’s past practice. These activities may occur on virt-x, Chi-X, SCOACH, in the over-the-counter market in Switzerland or elsewhere outside the United States of America. In addition, when and to the extent permitted by applicable law, UBS’s affiliated US broker-dealer, UBS Securities LLC, may engage in solicited and unsolicited brokerage transactions in the Entitlements and in unsolicited brokerage transactions in UBS shares in the United States of America.
     UBS and its affiliates are not obliged to make a market in or otherwise purchase the Entitlements, UBS shares or derivatives on UBS shares and any such market making or other purchases may be discontinued at any time. These activities could have the effect of preventing or retarding a decline in the market prices of the Entitlements and the UBS shares.
Expected Timetable for the Stock Dividend

Date	Event

10 December 2007	Announcement of capital improvement program

31 January 2008	Mailing of invitation and agenda for the EGM including information for shareholders

1 February 2008	Publication of invitation and agenda for the EGM

27 February 2008	EGM: decision to create authorized capital required for Stock Dividend

23 April 2008	Announcement of Exchange Ratio and resulting number of New Shares to be issued

23 April 2008	Annual General Meeting

25 April 2008	Record date for determination of shareholders entitled to receive Entitlements after close of business

28 April 2008	Expected ex-Entitlement date before market opening (Swiss time) Expected start of trading in Entitlements on virt-x

9 May 2008	Expected end of trading period for Entitlements

15 May 2008	Record Date for allocation of New Shares after close of business

19 May 2008	Expected first trading day of New Shares Expected delivery of New Shares

What do I have to do as a UBS shareholder?
UBS shareholders holding their shares in the SIS SegaInterSettle system through custody accounts with custodian banks or brokers:
Shareholders holding their shares in a custody account with a bank or broker should follow the instructions provided by their custodian bank or broker, as the case may be. They should receive instructions from their custodian bank or broker after the AGM to be held on 23 April 2008. In the event that shareholders have not been so informed by the start of the Entitlement Trading Period, which is expected to be on 28 April 2008, they should contact their custodian bank or broker.
UBS shareholders holding their shares with BNY Mellon Shareowner Services through DTC:
Shareholders holding their shares with BNY Mellon Shareowner Services through DTC are asked to follow the instructions to be provided by BNY Mellon Shareowner Services through their custodian bank or broker, as the case may be. They should receive instructions from their custodian bank or broker after the AGM to be held on 23 April 2008. In the event that shareholders have not been so informed by the start of the Entitlement Trading Period, which is expected to be on 28 April 2008, they should contact their custodian bank or broker.
UBS shareholders holding shares in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register
Holders of physical share certificates are asked to follow the instructions to be provided by UBS Shareholder Services after the AGM to be held on 23 April 2008.
UBS shareholders holding their shares directly through BNY Mellon Shareowner Services:
Shareholders holding their shares directly via BNY Mellon Shareowner Services are asked to follow the instructions to be provided by BNY Mellon Shareowner Services after the AGM to be held on 23 April 2008.
Tax Aspects
General
Shareholders are urged to consult their own legal, financial or tax advisor with respect to their individual tax consequences relating to the allotment of Entitlements, the sale of Entitlements, the receipt of New Shares and the sale of New Shares in connection with the stock dividend.
     The observations below are of a general and summary nature only and are not meant to replace competent professional advice. Individual situations of shareholders may vary from the description made below.
Stamp Duty and Withholding Tax
The issuance of New Shares by UBS is subject to a 1% issuance stamp duty on the nominal value of the newly issued shares. In addition, a 35% withholding tax will be due on the tax value of the allotment of the Entitlements (the sum of the nominal value plus the withholding tax gross-up). The issuance stamp duty and the withholding tax will both be paid by UBS.
     The withholding tax can be fully or partially reclaimed from the Swiss tax authorities, depending on the tax domicile of the shareholders and/or the applicable double tax treaties.
Shareholders residing in Switzerland
The allocation of Entitlements to Swiss tax resident individuals who hold UBS shares as private assets will be subject to income tax on the sum of the nominal value and the tax gross-up paid by UBS (i.e. CHF 0.15385 per New Share). The tax is owed irrespective of whether the Entitlements are exercised or sold or forfeited. The tax amount attributable to each existing share depends on the Exchange Ratio, e.g. if the Exchange Ratio is 20:1, an amount of CHF 0.00769 per Entitlement received is subject to income tax. Swiss tax resident corporations and individuals holding UBS shares as business assets will generally not be subject to income tax on receipt of Entitlements, unless the receipt is accounted for as income.
     Swiss tax resident shareholders can reclaim the amount of the withholding tax on the stock dividend (i.e. CHF 0.05385 per New Share) if, inter alia, they duly declare the income in their tax returns or income statements.
     The sale of Entitlements leads to a tax-free capital gain for Swiss tax resident individuals who hold UBS shares as private assets, and will lead to income tax on the gain realized upon sale of Entitlements for Swiss tax resident corporations and individuals holding UBS shares as business assets.
Shareholders residing in the United States of America
United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, shareholders of UBS are hereby notified that: (a) any discussion of US federal tax issues contained or referred to in this document or any other document referred to herein is not intended or written to be used, and cannot be used by shareholders of UBS for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the distribution of Entitlements and receipt of New Shares addressed herein; and (c) shareholders of UBS should seek advice based on their particular circumstances from an independent tax advisor.
     Although not altogether free from doubt, we believe that the distribution of Entitlements to a shareholder of UBS who is a US person, and the receipt of New Shares by a shareholder of UBS who is a US person, should not be taxable except, as discussed below, for the gross up for the Swiss withholding tax. As a consequence, the tax basis in the Entitlements should be zero unless a shareholder properly elects in the

Shareholder Information
31 January 2008
shareholder’s tax return for the taxable year in which the Entitlements are received to allocate the tax basis of the shareholder’s UBS shares held before the distribution of Entitlements between the UBS shares and the Entitlements in proportion to their respective fair market values (although, due to some uncertainty as to the US federal income tax treatment of the Entitlements, it is possible that shareholders must allocate the tax basis of their UBS shares as if such election were made). The tax basis in each New Share received will equal the tax basis, if any, for the Entitlements surrendered in exchange for such New Share.
     In the case of a shareholder of UBS who is a US person, the amount of the gross up for the Swiss withholding tax will be treated as a taxable cash distribution from UBS. The amount of the Swiss withholding tax imposed on the distribution of Entitlements may generally be taken as a foreign tax credit or as a deduction by such a shareholder, subject to complex limitations.
     The sale of an Entitlement or a New Share by a shareholder who is a US person will generally be taxable. A shareholder will generally recognize gain or loss on the sale of an Entitlement or New Share equal to the difference between the shareholder’s tax basis in the Entitlement or New Share and the amount of cash received in the sale. The gain or loss will be capital gain or loss if the shareholder holds the Entitlement or New Share as a capital asset, and will be long-term capital gain or loss if the shareholder is deemed to have held the Entitlement, or has held the New Share, for more than one year at the time of sale. The deductibility of capital losses is subject to limitations.
     A shareholder’s holding period in an Entitlement will include the shareholder’s holding period in the UBS share to which the Entitlement is allocated, but the holding period of a New Share will begin on the day after the shareholder receives the New Share.
Shareholders residing in the United Kingdom
The issuance of new shares by UBS should be treated as a capital transaction for UK tax purposes and will therefore benefit from roll-over treatment under UK tax regulations. In this event, shareholders will not be subject to tax on receipt of the New Shares; instead, their base cost in their existing shares will be spread between their existing and New Shares.
     The Swiss withholding tax will not be refundable or creditable to UK-based investors.
     A sale of Entitlements will give rise to a capital gains tax charge by reference to the amount received, although shareholders will be able to offset part of their base cost in their existing shares. (If the amount received is regarded as “small” by reference to the value of the remaining holding, there will be no immediate tax charge. Instead, there will be a reduction in the base cost of the remaining shares going forward.)
Shareholders residing in Germany
The allotment of Entitlements and New Shares will not trigger German income tax or trade tax at the level of a German tax resident shareholder.
     The Swiss withholding tax paid on the stock dividend in respect of UBS’s German resident shareholders (either individuals or corporations) will not give rise to any refund claim or tax credit in Germany.
     The tax treatment of a sale of Entitlements varies depending on the tax status and holding period of the shareholder concerned. Generally, if German individual shareholders sell Entitlements during the Entitlement Trading Period, this triggers a taxable capital gain of which half is taxable and half is tax exempt under the applicable Halbeinkünfteverfahren. The capital gains are not subject to tax if the individual holds less than 1% of all UBS shares as private assets, and the individual holds the underlying shares for more than 12 months. For German corporate shareholders, capital gains from the disposal of Entitlements may be subject to German corporate income tax and trade tax.
Shareholders residing in France
For French tax resident individuals, the distribution of Entitlements and the receipt of New Shares would likely not be subject to income tax in France. For French tax resident corporate shareholders, receipt of Entitlements would likely not give rise to corporate income taxation, and receipt of New Shares should not be a taxable event as long as the investor does not book the distribution as financial income or increase the book value of its participation as a result of the stock dividend. The foregoing is not however altogether free from doubt and shareholders resident in France should consult their tax advisors.
     The Swiss withholding tax paid on the distribution of New Shares to UBS’s French tax resident shareholders (either individuals or corporations) will not give rise to any refund claim or tax credit in France insofar as the allotment of New Shares will not be subject to tax in France.
     For French tax resident individuals, any transfer of the Entitlements or subsequent sale of New Shares will be subject to French income taxation. For French tax resident corporate shareholders, the sale of Entitlements or subsequent sale of New Shares will be subject to French corporate taxation.
Tax aspects for shareholders residing in Japan
The allocation of Entitlements to Japanese tax resident individuals and Japanese corporations is likely to be treated as dividend and fair value of the Entitlements at the time of allocation is subject to income tax for individuals and corporate tax for corporations. Also, withholding tax should be imposed. Furthermore, the Swiss withholding tax borne by UBS should be treated as dividend income and taxed in the same manner as above since this is paid out of retained earnings or earning reserve.
     The Swiss withholding tax may be creditable as foreign tax credit if certain conditions are met.
     However, there may be a small possibility that the Entitlement might be treated as effectively the right for stock split or allocation of new share and the allocation of Entitlements may not give rise to a tax event since the transaction is somewhat akin to stock split or allocation of new share to share-

holder though there is no equivalent transaction under corporate law in Japan.
     In the hands of Japanese resident individuals, the disposition of Entitlements will be subject to capital gains tax at the flat tax rate, if there is any difference between the fair value of the Entitlement at the time of allocation (i.e. tax basis) and the sale proceeds by the disposition. In the hands of Japanese corporations, the disposition of Entitlements will be subject to corporate tax, if there is any difference between the fair value of the Entitlement at the time of allocation (i.e. tax basis) and the sale proceeds by the disposition.
Frequently Asked Questions
Why is the stock dividend executed after the Annual General Meeting and not following the Extraordinary General Meeting?
Shareholders are expected to receive the stock dividend around the same time as they would receive a cash dividend payment, which is after the Annual General Meeting.
What are the tax implications for shareholders?
The suggested stock dividend is tax efficient for many shareholders resident in Switzerland as well as those in many other countries. The Swiss withholding tax for Swiss and international shareholders will only be calculated on the nominal value of the shares and will be paid by UBS.
     Assuming an Exchange Ratio of 20:1, individual shareholders resident in Switzerland who hold UBS shares as a private asset need to pay income tax based on a tax value of CHF 0.00769 per Entitlement received according to their individual rate of taxation. Swiss tax resident corporations and individuals holding UBS shares as a business asset will generally not be subject to income tax on receipt of Entitlements, unless they account for the receipt as income in their income statement. Subject to satisfaction of certain conditions, Swiss shareholders can reclaim from the Swiss tax authority the 35% withholding tax (= CHF 0.00269 per Entitlement received, assuming an Exchange Ratio of 20:1) paid by UBS. Swiss shareholders who hold UBS shares as a private asset will benefit from a tax-free private capital gain if they sell their Entitlements. Any subsequent capital gain from the sale of Entitlements by Swiss tax resident corporations or individual shareholders who hold UBS shares as business assets is subject to income taxation.
     The taxation of shareholders who are tax resident outside of Switzerland depends on the laws in their tax jurisdiction. Whilst in many cases, the distribution of Entitlements and the exercise thereof should be tax-free for shareholders, any subsequent capital gain from the trading of Entitlements may be subject to capital gains taxation according to the rules of the country of residence of the shareholders. Shareholders should consult with their own tax advisors to determine the tax treatment applicable to them.
How can I calculate the theoretical value of an Entitlement?
The theoretical value of an Entitlement is calculated as follows: the value of one UBS share divided by the number of Entitlements needed to receive one new UBS share plus 1. any However, the actual trading price of the Entitlements may vary from the theoretical value calculation.
What factors have an influence on the theoretical value of an Entitlement?
The theoretical value of the Entitlement is determined by the Exchange Ratio and the market price of the UBS shares.
Do you expect liquidity to be sufficient for shareholders to trade in the Entitlements?
As the Entitlements will be tradable on the UK exchange-regulated market segment of virt-x and as their number will equal the current number of UBS shares in issue, liquidity in the Entitlements is expected to be sufficient.
What happens if a shareholder does not provide any instructions regarding her or his Entitlements?
Entitlements held on the record date for allocation of New Shares will automatically be exchanged for New Shares and will be delivered to the custodian banks or brokers. The handling and compensation of potential fractions is within the discretion of the custodian banks or brokers. Fractions remaining after the end of the Entitlement Trading Period will lapse without any right of compensation from UBS in its capacity as issuer.
Why does the Board of Directors propose the creation of authorized capital to issue shares in respect of the stock dividend?
The use of authorized capital (as compared to an ordinary capital increase) provides the Board of Directors with greater flexibility to allocate the stock dividend, given the expected time gap between the creation of the authorized capital at the EGM taking place on 27 February 2008 and the announcement of the Exchange Ratio and the subsequent number of New Shares to be issued following the AGM on 23 April 2008.
Is there any market risk for the shareholders between the creation of the capital (at the EGM) and the execution of the stock dividend (after the AGM)?
There is a certain market risk for the shareholders as a result of potential movements in the UBS share price. The Board of Directors will determine the Exchange Ratio for the stock dividend shortly prior to the AGM. It is expected that the Exchange Ratio will be set so that the theoretical value of one Entitlement will broadly reflect the amount of the dividend paid for financial year ended 31 December 2006. Depending on the share price development and given the maximum Exchange Ratio of 20:1 (i.e. no fewer than 20 Entitlements for one New Share), a theoretical value of the Entitlements broadly in line with the dividend paid for the financial year ended 31 December 2006 may not be achievable.

Shareholder Information
31 January 2008
Why do you pay a stock dividend at all? Is it not a zero sum game for existing shareholders?
A cash distribution to shareholders would reduce UBS’s Tier 1 capital ratio. The stock dividend will allow UBS to offer its shareholders a means of obtaining a broadly dividend-equivalent cash amount even after the recently announced write-downs and their subsequent impact on overall profitability for the financial year ended 31 December 2007.
Are employees who participate in the UBS equity compensation plans also eligible to receive the stock dividend?
Eligibility to receive the stock dividend will follow the normal rules for dividend payments under the UBS equity compensation plan rules. This means that employees who hold actual shares (e.g. shares acquired under the Equity Plus Plan) will be eligible to receive the stock dividend, and employees who do not hold actual shares (e.g. option holders) will not be eligible for the stock dividend.
Are the treasury shares held by UBS also eligible to receive Entitlements?
Treasury shares held by UBS at the Record Date will not be allocated any Entitlements.
Will outstanding derivatives be adjusted due to the stock dividend?
Based on the statement of EUREX issued on 10 December 2007 there will be no adjustment of derivatives due to the stock dividend since the stock dividend is considered a substitute for the ordinary dividend. However, there is no certainty that all issuers of derivatives are applying EUREX rules.
What happens if shareholders do not approve the creation of the authorized capital required for the stock dividend — will there be no dividend paid at all for the financial year ended 31 December 2007?
A cash distribution to shareholders would reduce UBS’s Tier 1 capital ratio. Therefore, if the EGM does not approve the creation of the authorized capital required for the stock dividend, UBS will not pay a cash dividend or a stock dividend.
What is UBS’s position regarding the questions from Ethos?
We support our shareholders’ wish for transparency. We will therefore answer the questions from Ethos in writing, and will make the answers available in German and English on our web site no later than 18 February 2008.
Ethos has raised doubts about the independence of risk control and risk management functions. What is UBS’s view on this?
UBS’s risk control and risk management organization has always been in line with international best practice and is fully compliant with the requirements of the Swiss Federal Banking Commission.
Why does the Board of Directors propose that the EGM reject the request for a special audit?
Swiss law allows for the shareholders to approve a special audit into certain business matters. A special audit can only be requested once a shareholder has exhausted his or her information rights. The special audit would be effected if an absolute majority of the votes cast at the EGM were in favor of it.
     In December 2007, Ethos submitted a number of questions to the Board of Directors and the auditors of UBS, and at the same time requested that a special audit be put on the agenda for the EGM. Ethos has reserved the right to withdraw its request if the answers to its questions are satisfactory. The Board believes that the answers to be given to the questions raised by Ethos will be sufficient for all shareholders to understand the recent developments, so that a special audit will not be required.
     We will provide detailed written answers to the questions from Ethos on our website in German and English no later than 18 February 2008. A special audit in respect of UBS’s internal organization of the risk management and risk control functions would not reveal any material new information in this respect.

Mandatory Convertible Notes
Background
As announced on 10 December 2007, UBS has agreed to place CHF 13 billion worth of Mandatory Convertible Notes (“MCNs”) with the Government of Singapore Investment Corporation Pte. Ltd. (“GIC”) and an investor in the Middle East. The commitment of these two investors to subscribe for MCNs requires shareholder approval of the creation of the conditional capital necessary to issue the UBS shares underlying the MCNs.
Creation of Conditional Capital
The Board of Directors proposes that UBS creates conditional capital in a maximum amount of CHF 27,775,000 or up to 277,750,000 shares. If the conditional capital is created as proposed by the Board of Directors, the share capital will be increased upon voluntary or mandatory conversion of CHF 13 billion MCNs due 2010 that are to be issued to the two financial investors.
     The Board of Directors proposes that the advance subscription rights and the pre-emptive rights of the shareholders will be excluded in connection with the issuance of the MCNs. The newly issued shares will be allotted to the holders of the MCNs upon conversion of the MCNs.
     As discussed below, the maximum number of UBS shares to be delivered upon conversion of the MCNs is expected to be 252,525,253. However, if dilutive events (such as capital increases at a discount and dividends in cash or in specie above CHF 2.20 in 2008 or 2009) occur prior to conversion, the minimum conversion price will be adjusted downwards, which may increase the maximum number of shares. Therefore, UBS proposes to its shareholders to approve the creation of conditional capital in the amount of 277,750,000 shares; the higher number of shares is designed to provide headroom should dilutive events occur prior to conversion.
     Conditional capital not required to serve for the conversion of the MCNs will not be used for any other purposes.
Description of the Mandatory Convertible Notes
The MCNs are a special type of equity-linked security. The MCNs will never be redeemed in cash; rather, upon maturity, the MCNs will automatically convert into UBS shares. The number of shares to be delivered depends on the conversion price and will vary according to the terms set out below. This fact changes the risk profile considerably and leads to different valuation patterns in comparison to a standard convertible bond. The profile of the MCNs is closer to a direct investment in shares than to a standard convertible bond.
     In order to provide a better understanding of this instrument, the following terms need to be explained in more detail:
Nominal value
The aggregate nominal value of the MCNs amounts to CHF 13,000,000,000.
Issue price
The issue price of the MCNs is par (100% of the nominal value).
Maturity
The MCNs mature 2 years after issuance (expected maturity date is 5 March 2010).
Coupon
Coupon payments amount to 9% of the nominal value, payable annually in arrears.
Dividends
Until maturity (or, if earlier, until conversion of the MCNs into of UBS shares), the MCN holders will not receive any dividends on the underlying shares.

Shareholder Information
31 January 2008
Reference price
The reference price is the average of the following prices:
-	CHF 57.20 (closing price of UBS shares on virt-x as of 7 December 2007, i.e., immediately preceding announcement of the capital improvement program); and

-	the average of the three daily volume weighted average prices (“VWAPs”) of UBS shares on virt-x for the three days prior to the EGM. The reference price will, however, never be lower than CHF 51.48 or higher than CHF 62.92. The reference price will be set at the time of the EGM.
Conversion price
The minimum conversion price is set at 100% of the reference price. If, at maturity of the MCNs, the prevailing market price is below the reference price, the MCNs will be converted into UBS shares applying the minimum conversion price.
     The maximum conversion price is set at 117% of the reference price. If, at maturity of the MCNs, the UBS share price is above 117% of the reference price, the MCNs will convert into UBS shares at the maximum conversion price.
     If, upon maturity of the MCNs, the UBS share price is between 100% and 117% of the reference price, then the market price will be used as a basis for determining the conversion ratio of MCNs into UBS shares.
     The terms of the MCNs contain standard market provisions for the adjustment of the conversion price if any dilutive events occur between issuance of the MCNs and their maturity. Dilutive events include capital increases at a discount, dividends in cash or in specie in excess of CHF 2.20 per share and financial year and the like.
Maximum number of shares
The maximum number of shares to be issued (applying the minimum conversion price) is 252,525,253, assuming no dilutive events occur between issuance and maturity of the MCNs.
Minimum number of shares
The minimum number of shares to be issued (applying the maximum conversion price) is 176,591,086, assuming no dilutive events occur between issuance and maturity of the MCNs.
Early conversion
The MCNs may be converted into UBS shares prior to their maturity. If the early conversion is made at the request of the MCN holders, the maximum conversion price will apply. If early conversion is made at the request of UBS, the minimum conversion price will apply. Early conversion is only possible as from the date six months after issuance of the MCNs (expected earliest conversion date is 5 September 2008).
Underlying conditional capital
As noted, the minimum conversion price is set at CHF 51.48. Accordingly, the maximum number of UBS shares to be delivered upon conversion of the MCNs is expected to be 252,525,253 (CHF 13 billion divided by CHF 51.48). However, if dilutive events (such as capital increases at a discount and dividends in cash or in specie in excess of CHF 2.20 in 2008 or 2009) occur prior to conversion, the minimum conversion price is to be adjusted downwards, which may increase the maximum number of shares.
Summary
In summary, the MCN holders will benefit from a positive share price performance only if the share price on conversion exceeds 117% of the reference price, but will bear the full downside risk if the share price falls below the reference price. This risk is compensated by the annual coupon payment of 9% of the nominal value of the MCNs. Because the reference price will be calculated based on the averaging formula described above, the reference price ultimately may be fixed at a level above or below the price of UBS shares at the time of the EGM.
Illustrative numeric example
As basis for the calculation of the numeric example below, we assume an average of the three daily VWAPs on virt-x for the three days prior to the EGM of CHF 45.00 and that no event has occurred that has caused a change to the conversion price under the MCNs’ anti-dilution provisions.
Reference price
The reference price is the average of (i) CHF 57.20 (closing price on virt-x as of 7 December 2007) and (ii) CHF 45.00 (the average of the three daily VWAPs on virt-x for the three days prior to the EGM).
CHF 51.48 (since the calculated reference price of CHF 51.10 is below the minimum reference price of CHF 51.48, the latter applies)
Minimum conversion price
The minimum conversion price is set at 100% of the reference price.
CHF 51.48 (51.48 x 100%)
Maximum conversion price
The maximum conversion price is set at 117% of the reference price.
CHF 60.23 (51.48 x 117%)
Maximum number of shares
The maximum number of shares will be determined by dividing the nominal value of the MCNs by the minimum conversion price.
252,525,253 shares (CHF 13,000,000,000 / CHF 51.48)

Minimum number of shares
The minimum number of shares will be determined by dividing the nominal value of the MCNs by the maximum conversion price.
215,839,283 shares (CHF 13,000,000,000 / CHF 60.23)
     Based on this numeric example, the holders of the MCNs would receive the following number of shares at maturity in the three potential cases described below:
If the UBS share price is at or below CHF 51.48 at maturity
The holders of the MCNs would receive 252,525,253 shares in total (maximum number of shares), independent of the then prevailing share price. Thus, holders of the MCNs bear the full risk of the UBS share price falling below the reference price. For example, if the share price at maturity amounts to CHF 41.18 (reference price less 20%), the holders of the MCNs would receive shares worth CHF 10,398,989,919 (as compared to an initial investment of CHF 13,000,000,000).
If the UBS share price is between CHF 51.48 and CHF 60.23 at maturity
The holders of the MCNs would receive a number of shares worth the nominal amount of the MCNs. The effective number of shares delivered will vary between 215,839,283 and 252,525,253 shares, depending on the then prevailing share price. The holders of the MCNs will receive shares with a market price equal to CHF 13,000,000,000 in total. For example:
-	share price CHF 55.00, 236,363,636 shares (13,000,000,000 / 55.00)

-	share price CHF 58.00, 224,137,931 shares (13,000,000,000 / 58.00)
If the UBS share price is above CHF 60.23 at maturity
The holders of the MCNs would receive 215,839,283 shares (minimum number of shares). For example, if the share price amounts to CHF 61.78 (reference price plus 20%) at maturity, the holders of the MCNs would receive shares with a market price equal to CHF 13,334,550,904 (as compared to an initial investment of CHF 13,000,000,000).
     The graphs below illustrate the payouts based on the above numeric example representing, respectively:
-	the number of shares to be delivered to MCN holders; and

-	the value in CHF of the shares to be delivered.
     Through the life of the MCNs, the holders will receive an annual coupon payment of 9% of the nominal value of the MCNs, but no dividend on the underlying UBS shares. The 9% coupon reflects
-	the cost for borrowing funds;

-	the fact that the investors in the MCNs bear the full risk of a downward movement of the UBS share price if the share price falls below the reference price;

-	the fact that the MCN holders only participate in the benefit of an increasing share price once the share price exceeds 117% of the reference price; and

-	the fact that MCN holders do not receive any dividends until conversion of the MCNs.

Number of shares delivered	Value of shares delivered

Shareholder Information
31 January 2008
Background on Government of Singapore Investment Corporation Pte. Ltd.
The Government of Singapore Investment Corporation Pte. Ltd. (“GIC”) is a global investment management company established in 1981 to manage the foreign reserves of Singapore. With a network of eight offices in key financial capitals around the world, GIC invests internationally in equities, fixed income, foreign exchange, commodities, money markets, alternative investments, real estate and private equity.
     Since its inception, GIC has grown from managing a few billion US dollars to well above USD 100 billion today. With a portfolio of this size, GIC is now amongst the world’s largest fund management companies.
     The group strives to achieve good long-term returns on assets under its management, to preserve and enhance Singapore’s reserves.
     Based on the maximum number of shares to be issued under the MCNs, as a result of conversion GIC would hold approximately 8.8% of UBS’s share capital (after distribution of the stock dividend and in the absence of any dilutive events).
Mandatory Convertible Notes compared with a Rights Offering of UBS
Certain shareholders have asked why UBS proposes to issue MCNs to two long-term financial investors, rather than offering MCNs for public subscription or undertaking a so-called rights offering (namely, a share offering with subscription rights for existing shareholders). The Board of Directors is convinced, however, that the route taken was and continues to be in the best interests of UBS and its shareholders.
Reasons for the Sale of MCNs to two Long-term Financial Investors
As a result of the rapid deterioration in the markets for US residential subprime mortgages and related securities throughout October, November and into December 2007, it became increasingly evident that substantial additional mark-downs on UBS’s exposures would become necessary. We then knew that the probable size of the mark-downs, the resulting reduction in our capital ratios and any remaining uncertainties about the value of UBS’s positions could lead to increased unease for our clients and other stakeholders. Furthermore, UBS had to be mindful of the stringent capital requirements of the Swiss Federal Banking Commission well in advance of any formal request or intervention by the regulator.
     When we announced the capital improvement measures on 10 December 2007, it was important to demonstrate the ability of UBS to strengthen the balance sheet by announcing a transaction with highly reputable investors which were committed to invest in UBS firmly and immediately. The objective was twofold:
1)	to announce updated earnings guidance reflecting the market deterioration and at the same time a capital improvement program — in other words, to communicate the problem and the solution to the problem; and

2)	to immediately reduce any speculation and uncertainties about UBS’s capital strength by communicating that fresh capital had been firmly committed.
     We expected competitors to take analogous measures, and we wanted to give our clients the confidence that highly reputable long-term investors with long-standing relationships with UBS had committed new funds. Given the short time-frame available for UBS to respond to the market deterioration and due to confidentiality reasons, this goal could only be achieved with a small number of investors who would be able and willing to commit at least CHF 2 billion each. GIC, for instance, fulfilled all of our criteria. We also considered the fact that Singapore constitutes an important hub for our Wealth Management business.
Why no Public Offering of MCNs?
MCNs have a complex risk profile and therefore are typically not directed to retail investors. More importantly, a public offering of MCNs would have required the preparation of a prospectus and resulted in an extended delay between its announcement and completion, potentially fuelling further speculation about UBS’s capital strength and affecting negatively the development of its Wealth Management business. Therefore, a public offering would not have realized UBS’s overriding goal of announcing a firm investment commitment immediately. In contrast, when it announced the capital improvement measures on 10 December 2007, UBS could give a strong statement to the market that CHF 13 billion of new capital had been secured and send a signal of confidence to its client base.
Why no Rights Offering?
An underwritten rights offering was considered, but for the same reasons as we decided not to offer the MCNs to the public, not further pursued.
     A rights offering is a common way of raising equity, but it would have had a number of drawbacks compared to the issuance of MCNs:
-	As stated above, UBS’s overriding goal was to announce a firm investment commitment immediately. This would have required a firm underwriting commitment of the rights issue by a banking syndicate, as otherwise there would have been no certainty whether any new equity could be raised at all or in what amount.

-	A firm and immediate investment commitment by a banking syndicate at the time of announcement of the capi-

tal improvement measures would have required an underwriting commitment prior to the announcement. Since this would have left the announcement risk with the potential banking syndicate, such a procedure would have likely required a substantially higher discount to the market price of the UBS share than the customary level of around 30%. Beside this UBS would have likely been forced to accept unfavorable terms and conditions for the underwriting.
-	Due to the large expected discount, a substantially higher number of new shares would have had to be issued compared to the MCNs. A CHF 13 billion rights offering at a 30-50% discount to the share price immediately prior to announcement of the capital improvement measures would have required between 324.7 and 454.5 million new shares to be issued, compared to the expected maximum number of new shares of 252.5 million to be issued upon conversion of the MCNs.

-	A rights offering would have to be structured as a public offering, requiring not only shareholder approval but also the preparation of a prospectus which would have led to a significant delay; a public rights offering would have taken a few months to complete. In addition, the banking syndicate underwriting the rights offering would have required to be adequately compensated for its commitment.

-	Market experience is that the announcement of a rights offering of this size would have led to downward pressure on the share price, and thus would have increased the uncertainty both as to the success of and as to the proceeds to be expected from a rights offering.
     Given these considerations, the Board of Directors determined that the issuance of MCNs to two long-term financial investors was in the best interests of UBS and ultimately its shareholders, and preferable to any other option.
Reasons for Withdrawal of Advance Subscription Rights of Existing Shareholders
When issuing new shares, or securities underlying new shares, a Swiss corporation may under Swiss law exclude subscription rights of existing shareholders for valid reasons. The board of directors, when proposing such exclusion, must determine whether the exclusion of subscription rights is in the best interests of the corporation, and whether it is necessary to achieve the desired aim.
     The Board of Directors of UBS concluded that an immediate strengthening of the capital base of the company was the overriding objective which needed to be achieved immediately. It soon became clear that this aim could only be realized if the investors committing new capital would be firmly and immediately committed. The Board of Directors therefore concluded that an issuance of MCNs with the exclusion of advance subscription rights of existing shareholders was justified under the circumstances, and was clearly preferable to a public MCN offering or a rights offering with a drawn-out process and an uncertain outcome.
Frequently Asked Questions
     Why did UBS have to offer a coupon of 9% for the MCNs?
     MCNs are not comparable to standard convertible bonds or to fixed income instruments due to their different risk profile. The MCNs’ 9% annual coupon takes into account the following elements:
-	Cost of borrowing: Until the MCNs are converted into UBS shares, the investors are entitled to compensation for the cost of borrowing as would be the case for any lender extending a loan to UBS.

-	No dividends: Until the MCNs are converted into shares, they do not confer any dividend rights on their holders. The UBS share had a historic dividend yield of slightly below 4% based on the share price immediately prior to announcement of the capital improvement measures on 10 December 2007. The lack of dividend rights is reflected in the coupon of the MCNs.

-	Risk of share price deterioration before conversion. MCN holders bear the full downside price risk of the UBS shares; in economic terms, the MCNs constitute a put option of UBS against the investors under which the investor must acquire CHF 13 billion in UBS shares at the reference price, even if the UBS share price is lower than the reference price at the time of conversion. In other words, the investor in MCNs faces a risk of losing out immediately upon conversion if the UBS share price drops below the reference price.

-	Neutral to share price movements between 100% and 117% of the reference price. If the market price is between 100% and 117% of the reference price, the investors in the MCNs will receive UBS shares at the then market price. Economically, therefore, shareholders in UBS will not be diluted upon such a conversion. Unlike the holders of the MCNs, however, shareholders will have received the proposed stock dividend as well as any other dividend paid during the life of the MCNs.
-	Upside potential only above 117% of the reference price. The investors in the MCNs will only participate in the upside potential of the UBS share price prior to conversion once the share price exceeds 117% of the reference price.
Why do these MCNs make sense for UBS and its current shareholders?
The decisions on the capital improvement program were based on a number of considerations. The drop in our Tier 1 capital ratio resulting from the expected overall loss in fourth quarter 2007 could have led to downgrades by rating agencies of our top-tier financial ratings. This could have had a dual effect. It could, on the one hand, add to client concerns about our financial strength and, on the other hand, weaken our funding position and increase our borrowing costs in the international financial markets.
     A second, strategic, consideration was that the value of UBS depends crucially on the continued strength of our

Shareholder Information
31 January 2008
client businesses. During 2008, the environment for financial markets, especially in the United States of America, is expected to be uncertain, and we need to manage through this period from a position of financial strength.
     For these reasons, we concluded that we needed to strengthen our capital position immediately. In addition, a strong capital position will allow us to grow our business in the future — and this, executed prudently, is a fundamental source of value creation for shareholders.
     At the same time, a decision to let our Tier 1 capital ratio drop to low levels, and rebuild the capital base through future earnings, would have substantially increased the risk and volatility of your shareholding in UBS. We judged that an immediate capital increase was the best course of action.
What happens at maturity of the MCNs?
The MCNs will always be converted into UBS shares. The minimum and maximum number of UBS shares to be delivered to the MCN holders (subject to adjustments should dilutive events occur prior to conversion) will be known at the time of the EGM.
Do the MCNs confer voting rights?
No, the MCNs do not confer voting rights before conversion into UBS shares.
Will the MCN holders receive any future dividend payments?
The MCN holders will only receive dividends once the MCNs have been converted into UBS shares and the MCN holders have become shareholders of UBS.
Will the MCN holders receive the stock dividend?
The MCN holders will not receive the stock dividend. The stock dividend is designed to replace the dividend for the financial year ended 31 December 2007. As long as the theoretical value of an Entitlement does not exceed last year’s dividend of CHF 2.20, the conversion price of the MCNs will not be adjusted.
By how much will the capital be diluted by the MCNs?
The conversion of the MCNs, which will occur only after the proposed stock dividend, is expected to increase the number of shares in issue by between 8.1% and 11.6%, depending on the development of the UBS share price. But the proceeds raised from the sale of the MCNs will support our business and our long term profit earning capacity.
What was the reason for agreeing on a lock-up period?
The agreement to a lock-up period by the MCN investors can be considered an expression of confidence in UBS.
Are the MCN investors allowed to enter into hedging/derivative transactions after the six-month lock-up period?
The letter agreements entered into with GIC and the Middle Eastern investor do not provide for any restrictions on trades in UBS securities after expiry of the six-month lock-up period.
The MCNs contain a feature called minimum conversion price and maximum conversion price. What are the implications for UBS shareholders?
The minimum conversion price and the maximum conversion price define the bandwidth of the number of shares to be delivered to the MCN holders.
-	If the share price at maturity is below the minimum conversion price, the MCN holders will receive the maximum number of shares (nominal value divided by minimum conversion price).

-	If the share price at maturity is between the minimum conversion price and the maximum conversion price, the nominal value will be divided by the then prevailing share price which will result in a number of shares between the minimum and maximum numbers of shares (nominal value divided by share price).

-	If the share price at maturity is above the maximum conversion price, the MCN holders will receive the minimum number of shares (nominal value divided by maximum conversion price).
Why is the name of the second buyer of the MCNs undisclosed?
UBS respects the investor’s right to confidentiality. An investor with holdings of less than 3% in an SWX listed company is not required to disclose its identity to the public.
What can UBS achieve with the issuance of the MCNs?
The value of UBS depends crucially on the continued strength of our client businesses. During 2008, the environment for financial markets, especially in the United States of America, is expected to be uncertain, and we need to manage through this period from a position of financial strength. For these reasons, we concluded that we needed to strengthen our capital position immediately. In addition, a strong capital position will allow us to grow our business in the future — and this, executed prudently, is a fundamental source of value creation for shareholders.

Why did UBS not just sell shares?
     The number of treasury shares available at the time of the announcement of the capital improvement measures on 10 December 2007 would not have been sufficient to raise the necessary capital.
     The MCNs are somewhat similar to an outright sale of shares, except that the investors have in effect agreed to a fixed minimum conversion price of CHF 51.48 per share (subject to anti-dilution adjustments). In other words, even if the UBS share price drops below CHF 51.48, the investors are always forced to acquire the new shares issued upon conversion at this price. This guaranteed minimum price applies to the full CHF 13 billion in MCNs subscribed by the investors. The 9% coupon paid on the MCNs is designed to compensate for this risk, for the fact that investors in the MCNs do not receive a dividend during the life of the MCNs, and for the cost of capital committed by the investors.
Why were the MCNs not launched after the EGM?
     UBS wanted to give a clear signal to the market that despite the writedowns, a strong capital ratio had been secured. The investors in the MCNs provided a firm and immediate commitment to subscribe for fresh equity in an amount of CHF 13 billion. In addition, the investors have agreed to a fixed minimum conversion price of CHF 51.48 (subject to anti-dilution adjustments), regardless of whether the UBS share price is below that number upon conversion.

Summary Term Sheet of the Mandatory Convertible Notes

Issuer:	UBS AG or a subsidiary

Instrument:	Mandatory Convertible Notes (the “MCNs”)

Issue Size:	CHF 13,000,000,000

Issue Price:	100%

Maturity:	2 years, expected to be 5 March 2010

Coupon:	9.00% p.a., payable annually

Convertible into:	Registered shares of UBS AG

Payment Date:	5 business days after the EGM

Underlying Shares:	Conditional capital to be created at an extraordinary shareholders’ meeting of UBS (the “EGM”), such EGM to take place no later than 29 February 2008

Reference Price:	The average of (i) CHF 57.20 and (ii) the average of the three daily VWAPs on virt-x for the three days prior to the EGM, subject to a minimum of CHF 51.48 and a maximum of CHF 62.92.

Minimum Conversion Price:	100 % of the Reference Price

Maximum Conversion Price:	117% of the Reference Price

Mandatory Conversion at Maturity (Redemption):	At maturity the MCNs will be redeemed through conversion into shares. The conversion ratio applicable at maturity will be:
- if the share price is below the Minimum Conversion Price, the par value of the MCNs divided by the Minimum Conversion Price;
- if the share price is above the Maximum Conversion Price, the par value of the MCNs divided by the Maximum Conversion Price;
- if the share price is between the Minimum Conversion Price and the Maximum Conversion Price, the par value of the MCNs divided by the share price.

Early Conversion:	The MCNs contain market-standard provisions allowing for early conversion at the option of either UBS or the MCN holders

Lock-up:	6 months after the Payment Date

Reset Adjustment:	If UBS issues in excess of CHF 5 billion shares, other equity securities or equity-linked securities at a sale price below the Reference Price, or additional mandatory convertible notes or equivalent instruments with a payment rate higher than the Coupon on the MCNs or a maximum conversion price below the Maximum Conversion Price of the MCNs, during the one-year period following the announcement of the issuance of the MCNs, the Maximum Conversion Price may be reduced, but to no less than the Minimum Conversion Price.

Offering:	Private Placement to non-US investors (Regulation S offering)

Shareholder Information
31 January 2008
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Legal Disclaimers and Cautionary Notice Statements
Cautionary Statement Regarding Forward-looking Statements
This document contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the consummation of the measures to increase capital described herein; the sufficiency of these measures as compared to anticipated market developments; the effect of these measures on client confidence; the impact of the proposed measures on your interest in UBS; and our intentions with respect to future returns of capital. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) the extent and nature of future developments in the subprime market, (2) occurrence of other market and macro-economic trends, whether as a result of subprime market developments or due to other unanticipated market trends, (3) impact of such future developments on positions held by UBS and on our short-term and longer-term earnings; (4) successful consummation of the sale of the mandatory convertible notes, the stock dividend and the sale of the treasury shares discussed above; (5) our ability to utilize the additional capital to develop our customer businesses; and (6) the impact of all these matters on the timing and amount of future returns of capital. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. Further information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2006. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.
Notice to Shareholders in the European Economic Area
No action has been or will be taken in any member state of the European Economic Area which has implemented the EC Directive 2003/71/EC of the European Parliament and of the Council dated November 4, 2003 (the “Prospectus Directive”) (each a “Relevant Member State”) that would permit a public offering of the Entitlements and/or the New Shares, or the distribution of a prospectus or any other offering material relating to the Entitlements and/or the New Shares in any Relevant Member State. In particular, no prospectus within the meaning of the Prospectus Directive and/or the laws implementing the Prospectus Directive in the Relevant Member State has been or will be filed with or approved by the competent authorities of any Relevant Member State in connection with the Entitlements and/or the New Shares for publication within such Relevant Member State or notification to the competent authorities in another Relevant Member State. Accordingly, if any offer or sale of the Entitlements and/or the New Shares or any distribution of offering material constituted a public offer in any Relevant Member State it may violate the provisions of laws implementing the Prospectus Directive in such Member State unless certain exceptions set forth in the Prospectus Directive have been fulfilled and these exceptions have been implemented in the Relevant Member State. For the purposes of this provision, the expression an “offer of securities to the public” in relation to the Entitlements and/or New Shares in any Relevant Member State means a communication to persons in any form and by any means presenting sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive.
Notice to US Persons
The issuer may file a registration statement (including a prospectus) with the SEC for any offering pursuant to the stock dividend described herein. Before you invest in any such securities, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and such offering. You may get these documents, once filed, for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the company will arrange to send you the prospectus after filing if you request it by calling +41-44-236 6770 or, if you are calling from the United States of America, by calling toll-free +1-866-541-9689. Our investor relations department would be happy to address any questions you may have. You may reach them at +41-44-235 4100 or, if you are calling from the United States of America, at +1-212-882-5734.
This document is not an offering of any securities that may be described herein.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4052 Basel
www.ubs.com

UBS AG P.O. Box, CH-8098 Zurich Tel.+41-44-234 11 11
Board of Directors

Tel.+41-44-236 67 69 Fax+41-44-235 82 20 sh-shareholder-services@ubs.com
31 January 2008
Extraordinary General Meeting of UBS AG on 27 February 2008, 10.00 a.m., St. Jakobshalle, Brüglingerstrasse 21, Basel
Dear Shareholder
On behalf of our Board of Directors, we would like to invite you to the Extraordinary General Meeting of Shareholders. Please find enclosed the agenda with explanations to the different items. In addition a comprehensive Shareholder Information Brochure explaining the details of our capital improvement measures is available on the internet at www.ubs.com/sib. The brochure can be ordered on that web page or by calling toll-free +1-866-541-9689 (US Transfer Agent, BNY Mellon Shareowner Services, 480 Washington Blvd. Jersey City, NJ 07310).
If you plan to attend the Extraordinary General Meeting in person or to appoint a proxy of your choice, we kindly ask you to return enclosure 1 to us, duly completed and signed, so that an admission card may be issued. Only registered shareholders who are entered in the share register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies.
We shall, however, be glad to represent your shares at the Extraordinary General Meeting as a corporate proxy. If this is your preference, we invite you to fill out the form of proxy with your voting instructions and return it to us.
If you appoint us as proxy without expressly indicating how you wish your votes to be cast, your shares will be voted in accordance with the proposals of the Board of Directors.
Sincerely yours,
UBS AG

Marcel Ospel	Luzius Cameron
Chairman	Company Secretary

Extraordinary General Meeting of UBS AG on 27 February 2008
Enclosure 1
Request for an Admission Card
Registered shareholder with voting rights
I/we request UBS AG to issue an admission card for the Extraordinary General Meeting on 27 February 2008, made out to:

☐	my/our name	Family name

☐	my/our proxy	Given name

Address

City/State

Postal code

and to send it to:
☐	my/our address

☐	my/our proxy

Date	Signature

Please reply by 21 February 2008

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors. Please mark your votes as indicated in X this example FOR AGAINST ABSTAIN 3. Capital Increase FOR AGAIN ST ABSTAIN 1.B. Request for a Special Audit Proposal by the Board of Directors: (Sonderprüfung) by Ethos Mandatory Convertible Notes Creation of Conditional Capital Approval of Article 4a para. 3 of the Articles of The Board of Directors recommends No Association The Board of Directors recommends Yes FOR AGAIN ST ABSTAIN FOR AGAIN ST ABSTAIN 2. Stock Dividend Alternative Proposal by Profond: Creation of Authorized Capital Ordinary Capital Increase Approval of Article 4b of the Rights Offering Articles of Association The Board of Directors recommends No If the original proposal of the Board of Directors s i approved, the alternative The Board of Directors recommends Yes proposal submitted by Profond will not be voted upon since the two proposals exclude each other Dated: ___, 2008 ___Signature ___ Signature if held jo intly NOTE: Ple ase sign as name appears hereon. If shares are registered in more than one name, the sig natures of all such persons are required. A corporation should sig n in it s full corporate name by a duly authorized offic er, stating such officer’s title . Trustees, guardians, executors and adminis trators should sign in their official capacit y giving their full title as such. A partnership should sign in the partnership name by an authorized person, statin g such person’s tit le and relationship to the partnership . FOLD AND DETACH HERE Vote by Internet, Telephone or Mail 24 Hours a Day, 7 Days a Week Voting is available through 12:00 Noon Eastern Time February 21, 2008. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Internet Telephone Mail http://www.proxyvoting.com/ubs-401k 1-866-540-5760 Mark, sign and date Use the in ternet to vote your proxy. OR Use any touch-tone telephone to OR your proxy card and Have your proxy card in hand when vote your proxy. Have your proxy return it in the you access the web site. card in hand when you call. enclosed postage-paid envelope. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

This Voting Instruction Card is requested by The Northern Trust Company, n i conjunction with the Extraordin ary General Meeting of UBS AG Confidential Voting Instruction Dear participant of h t e UBS Financial Services n I c. 401(k) Plus Plan: We would il ke t o advise you of h t e upcoming Extraordinary General Meeting of UBS AG o t be held at St. Jakobshalle, Basel, on 27 February 2008, 10:00 a.m. Various t i ems are being proposed o f r approval at h t e meeting. Please if nd enclosed h t e agenda with explanations o t t h e different it ems. I n addition a comprehensive Shareholder I n formation Brochure explaining t h e details of our capital im provement measures is available on h t e in ternet at www.ubs.com/sib. The brochure can be ordered on t h at web page. Only The Northern Trust Company, as t h e Trustee of h t e UBS Financial Services I n c. 401(k) Plus Plan, can vote h t e shares of UBS AG stock held by t h e Plan. As a participant in and a Named Fiduciary (i.e. t h e responsible party d i entified n i t h e voting section of t h e Plan Document and Trust) under t h e UBS Financial Services n I c. 401(k) Plus Plan, you have t h e right o t direct The Northern Trust Company, as Trustee, how t o vote h t e shares of UBS AG allocated t o your Plan account as well as a portion of any shares o f r which no it mely voting in structions are received f r om other participants. The Trust provides t h at h t e Trustee will vote h t e shares f o r which voting n i structions have not been received n i t h e same proportion as t i votes h t e shares f o r which is has received such n i structions unless o t do so would be n i consistent with t h e Trustee’s duties. Your vote s i m i portant. Please vote now by proxy so h t at your shares are represented at t h e meeting. You can vote your shares via e t lephone, n I ternet, or by marking your choices on h t is card and t h en signing, dating, and mailing t i in t h e enclosed return envelope. Your vote will remain confidential. Using t h is method, you authorize t h e Trustee t o vote your shares as you specify on t h is card. Please direct your response, if by t e lephone, I n ternet or by mail no a l ter t h an noon on February 21, 2008 o t : UBS AG c/o BNY Mellon Shareowner Services P.O. Box 3510 South Hackensack, NJ 07606-9210 Sincerely, The Northern Trust Company Voting i n structio ns in case of ad-hoc motions n I case of ad-hoc shareholders’ motio ns during h t e Extraordinary General Meeting. I / we authoriz e my/our proxy o t act as follows: Vote n i accordance with the Board of Dir ectors Abstain f I you do not expressly i n dicate how you wish your vote to be cast, your shares wil l be voted n i accordance with the UBS Board of Directors. FOLD AND DETACH HERE

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors. Please mark your votes as indicated in X this example FOR AGAINST ABSTAIN 3. Capital Increase FOR AGAIN ST ABSTAIN 1.B. Request for a Special Audit Proposal by the Board of Directors: (Sonderprüfung) by Ethos Mandatory Convertible Notes Creation of Conditional Capital Approval of Article 4a para. 3 of the Articles of The Board of Directors recommends No Association The Board of Directors recommends Yes FOR AGAIN ST ABSTAIN FOR AGAIN ST ABSTAIN 2. Stock Dividend Alternative Proposal by Profond: Creation of Authorized Capital Ordinary Capital Increase Approval of Article 4b of the Rights Offering Articles of Association The Board of Directors recommends No If the original proposal of the Board of Directors is approved, the alternative The Board of Directors recommends Yes proposal submitted by Profond will not be voted upon since the two proposals exclude each other Dated: ___, 2008 ___Signature ___ Signature if held jo intly NOTE: Ple ase sign as name appears hereon. If shares are registered in more than one name, the sig natures of all such persons are required. A corporation should sig n n i t i s full corporate name by a duly authorized offic er, stating such officer’s title . Trustees, guardians, executors and adminis trators should sign in their official capacit y giving their full title as such. A partnership should sign in the partnership name by an authorized person, statin g such person’s tit le and relationship to the partnership . FOLD AND DETACH HERE Vote by Internet, Telephone or Mail 24 Hours a Day, 7 Days a Week Voting is available through 12:00 Noon Eastern Time February 21, 2008. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Internet Telephone Mail http://www.proxyvoting.com/ubs 1-866-540-5760 Mark, sign and date Use the n i ternet to vote your proxy. OR Use any touch-tone telephone to OR your proxy card and Have your proxy card n i hand when vote your proxy. Have your proxy return t i in the you access the web site. card in hand when you call. enclosed postage-paid envelope. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

Dear Shareholder We would il ke t o n i vit e you o t t h e Extr aordinary General Meeti ng of Shareholders o t be held at St. Jakobshalle, Basel, on 27 February 2008, 10:00 a.m. (doors open 9:00 a.m.). Vario us it ems are proposed f o r approval at h t e meeti ng. Please f i nd enclosed the agenda with explanati ons to the dif erent ite ms. In addit ion a comprehensiv e Shareholder n I o f rmati on Brochure explaining the deta ils of our capit al improvement measures is avail able on t h e n i t e rnet at www.u bs.com/sib. The brochure can be ordered on t h at web page. Your vote is im porta nt. Please vote now by proxy so h t at your shares are represented at t h e meeti ng. You can vote your shares via e t le phone, Internet or by markin g your choic es on t h is proxy card, and h t en signing, dating and mailing it in h t e enclosed return envelope. Using t h is method, you authorize UBS AG to vote your shares as you specify on t h e card. Alternatively, f i you are a regis tered shareholder, you may at end h t e meeti ng and vote in person, or you may appoint a proxy of your choosin g o t vote at h t e meeting for you. I f you choose o t attend t h e meeti ng, or appoin t a proxy o t attend on your behalf, your shares can only be vote d at t h e meeting. Please note that only registered sharehold ers who are entered n i t h e regis ter may be appoin e t d as proxies. Spouses who are not shareholders in their own right may not act as proxie s. Please direct your response, if by e t lephone, n I e t rnet or by mail no la t e r h t an noon on February 21, 2008 t o : UBS AG c/o BNY Mellon Shareowner Services, P.O. Box 3510, South Hackensack, NJ 07606-9210 If you are a benefi cia l sharehold er (hold your shares t h rough a broker or oth er f i nancial intermediary) you must if rst register your shares o t be eli gible for the opti ons discussed above. Sincerely, UBS AG Voting i n structions in case of ad-hoc motio ns n I case of ad-hoc shareholders’ motio ns durin g h t e Extraordinary General Meeting. I / we authorize my/our proxy t o act as f o llows: Vote n i accordance with the Board of Directors Abstain f I you do not expressly indicate how you wis h your vote to be cast, your shares will be voted n i accordance with the UBS Board of Directors. FOLD AND DETACH HERE

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors. Please mark your votes as indicated in X this example FOR AGAINST ABSTAIN 3. Capital Increase FOR AGAIN ST ABSTAIN 1.B. Request for a Special Audit Proposal by the Board of Directors: (Sonderprüfung) by Ethos Mandatory Convertible Notes Creation of Conditional Capital Approval of Article 4a para. 3 of the Articles of The Board of Directors recommends No Association The Board of Directors recommends Yes FOR AGAIN ST ABSTAIN FOR AGAIN ST ABSTAIN 2. Stock Dividend Alternative Proposal by Profond: Creation of Authorized Capital Ordinary Capital Increase Approval of Article 4b of the Rights Offering Articles of Association The Board of Directors recommends No If the original proposal of the Board of Directors is approved, the alternative The Board of Directors recommends Yes proposal submitted by Profond will not be voted upon since the two proposals exclude each other Dated: ___, 2008 ___Signature ___ Signature if held o j intly NOTE: Ple ase sign as name appears hereon. If shares are registered in more than one name, the sig natures of all such persons are required. A corporation should sig n in it s full corporate name by a duly authorized offic er, stating such officer’s title . Trustees, guardians, executors and adminis trators should sign in their official capacit y giving their full title as such. A partnership should sign in the partnership name by an authorized person, statin g such person’s tit le and relationship to the partnership . FOLD AND DETACH HERE Vote by Internet, Telephone or Mail 24 Hours a Day, 7 Days a Week Voting is available through 12:00 Noon Eastern Time February 21, 2008. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Internet Telephone Mail http://www.proxyvoting.com/ubs-sip 1-866-540-5760 Mark, sign and date Use the in ternet to vote your proxy. OR Use any touch-tone telephone to OR your proxy card and Have your proxy card in hand when vote your proxy. Have your proxy return it in the you access the web site. card in hand when you call. enclosed postage-paid envelope. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

This Voting Instruction Card is requested by State Street, in conjunction with the Extraordinary General Meeting of UBS AG Confidential Voting Instruction Dear parti cipant of the UBS Savings and I n vestment Plan, We would lik e o t advis e you of the upcoming Extraordinary General Meeting of UBS AG to be held at St.Jakobshalle, Basel, on 27 February 2008, 10:00 a.m. Various ite ms are being proposed for approval at t h e meeting. Please if nd enclo sed t h e agenda with explanations t o h t e different t i ems. I n addition a comprehensive Shareholder I n formation Brochure explaining h t e details of our capital m i provement measures s i available on h t e in ternet at www.ubs.c om/sib . The brochure can be ordered on that web page. Your vote s i im porta nt. As a participant n i the UBS Savings and I n vestment Plan, you have h t e opportunity t o direct h t e Trustee how t o vote shares allocate d o t your account under the Plan. You can vote your shares via e t lephone, n I ternet, or by markin g your choices on this card and h t en signing, dating, and mailing it n i h t e enclo sed return envelope. Your vote will remain confidential. Usin g h t is method, you authorize the Trustee o t vote your shares as you specify on this card. I f you do not direct t h e Truste e, t h e unvoted shares will be voted by h t e Trustee n i t h e same proportion as t h ose o f r which n i structions have been received. Ple ase direct your response, f i by e t lephone, I n ternet or by mail no a l ter h t an noon on February 21, 2008 o t : UBS AG c/o BNY Mellon Shareowner Servic es P.O. Box 3510 South Hackensack, NJ 07606-9210 Sincerely, Sta te Street Voting n i structions in case of ad-hoc motions I n case of ad-hoc shareholders’ motio ns during h t e Extraordinary General Meeting, I / we authorize my/our proxy t o act as o f llows: Vote in accordance wit h the Board of Directors Absta in f I you do not expressly indicate how you wish your vote to be cast, your shares wil be voted n i accordance with the UBS Board of Directors. FOLD AND DETACH HERE

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors. Please mark your votes as indicated in X this example FOR AGAINST ABSTAIN 3. Capital Increase FOR AGAIN ST ABSTAIN 1.B. Request for a Special Audit Proposal by the Board of Directors: (Sonderprüfung) by Ethos Mandatory Convertible Notes Creation of Conditional Capital Approval of Article 4a para. 3 of the Articles of The Board of Directors recommends No Association The Board of Directors recommends Yes FOR AGAIN ST ABSTAIN FOR AGAIN ST ABSTAIN 2. Stock Dividend Alternative Proposal by Profond: Creation of Authorized Capital Ordinary Capital Increase Approval of Article 4b of the Rights Offering Articles of Association The Board of Directors recommends No If the original proposal of the Board of Directors is approved, the alternative The Board of Directors recommends Yes proposal submitted by Profond will not be voted upon since the two proposals exclude each other Dated:, 2008 Signature Signature if held jo intly NOTE: Ple ase sign as name appears hereon. If shares are registered in more than one name, the sig natures of all such persons are required. A corporation should sig n i n i t s full corporate name by a duly authorized offic er, stating such officer’s title . Trustees, guardians, executors and adminis trators should sign in their official capacit y giving their full title as such. A partnership should sign in the partnership name by an authorized person, statin g such person’s tit le and relationship to the partnership . FOLD AND DETACH HERE Vote by Internet, Telephone or Mail 24 Hours a Day, 7 Days a Week Voting is available through 12:00 Noon Eastern Time February 21, 2008. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Internet Telephone Mail http://www.proxyvoting.com/ubs-prssp 1-866-540-5760 Mark, sign and date Use the in ternet to vote your proxy. OR Use any touch-tone telephone to OR your proxy card and Have your proxy card n i hand when vote your proxy. Have your proxy return t i in the you access the web site. card in hand when you call. enclosed postage-paid envelope. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the Extraordin ary General Meeting of UBS AG Confidential Voting Instruction Dear participant of the UBS Financia l Services Incorporated of Puerto Rico Savings Plu s Plan: We would like to advise you of the upcoming Extraordin ary General Meeting of UBS AG to be held at St. Jakobshalle, Basel, on 27 February 2008, 10:00 a.m. Various t i ems are bein g proposed for approval at the meeting. Please find enclosed the agenda with explanatio ns to the different t i ems. In addition a comprehensiv e Shareholder Information Brochure explaining the details of our capital im provement measures is avail able on the n i ternet at www.u bs.c om/sib . The brochure can be ordered on that web page. Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. of Puerto Rico Savings Plus Plan, can vote the shares of UBS AG stock held by the Pla n. As a partic ipant n i and a Named Fid uciary (i.e. the responsible party d i entified in the voting section of the Plan Document and Trust) under the UBS Fin ancia l Servic es Inc. Puerto Rico Savin gs Plus Plan, you have the right to direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG allocated to your Pla n account as well as a portion of any shares for which no timely voting in structions are received from other participants. The Trust provides that the Trustee wil l vote the shares for which voting instructio ns have not been received in the same proportion as it votes the shares for which it has received such n i structions unless to do so would be inconsistent with the Trustee’s dutie s. Your vote is important. Ple ase vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet, or by marking your choices on this card and then sig nin g, dating, and maili ng it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. Please direct your response, f i by telephone, Internet or by mail no a l ter than noon on February 21, 2008 to: UBS AG c/o BNY Mellon Shareowner Services P.O. Box 3510 South Hackensack, NJ 07606-9210 Sin cerely, The Northern Trust Company Voting instructions in case of ad-hoc motions In case of ad-hoc shareholders’ motions during the Extraordinary General Meeting, I/we authorize my/our proxy to act as follows: Vote in accordance with the Board of Directors Abstain If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors. FOLD AND DETACH HERE

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to -04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: January 31, 2008